SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM S-1

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

     -------------------------------------------------------

                    INTACTA TECHNOLOGIES INC.
     (Exact name of registrant as specified in its charter)


                             Nevada
                    (State or jurisdiction of
                 incorporation or organization)

                              7371
                  (Primary Standard Industrial
                   Classification Code Number)

                           58-2488071
                        (I.R.S. Employer
                       Identification No.)

                   235 Peachtree Street, N.E.
                        2215 North Tower
                     Atlanta, Georgia  30303
                         (404) 880-9919
                (Address, including zip code, and
                        telephone number,
                     including area code, of
                registrant's principal executive
                             offices)

                      CT Corporation System
                          1633 Broadway
                    New York, New York  10019
                         (212) 664-1666
                  (Name, address, including zip
                   code, and telephone number,
                including area code, of agent for
                            service)
                        ________________

                           Copies to:


                        Altaf S. Nazerali
                   235 Peachtree Street, N.E.
                        2215 North Tower
                     Atlanta Georgia  30303
                         (404) 880-9919

                         Randal R. Jones
                      Dorsey & Whitney LLP
                  1420 Fifth Avenue, Suite 3400
                   Seattle, Washington  98101
                         (206) 903-8800
                        ________________

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.
                         ______________

CALCULATION OF REGISTRATION FEE

Title of each
class of                                                       Amount
securities                Proposed maximum  Proposed maximum   of
to be       Amount to be  offering price    aggregate offering registration
registered  registered    per unit          price (1)(2)       fee

Common Stock, 8,874,000       $2.41         $21,386,340        $5,646
$0.0001 par
value per
share

(1) Pursuant to Rule 457(c), estimated solely for the purpose of calculating the registration fee.
(2) Calculated based on the average of the high and low trading prices of our common stock on the over-the-counter bulletin board as reported on February 10, 2000.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                                       Subject To Completion
                                           February 14, 2000

                              8,874,000
                    INTACTA TECHNOLOGIES INC.

                            Common Stock
                           ______________

This is a public offering of 8,874,000 shares of the common stock of Intacta Technologies Inc., which will be referred to throughout the prospectus as "Intacta," "we," or "us." All of the shares being offered, when sold, will be sold by selling shareholders as identified in this prospectus. We will not receive any of the proceeds from the sale of the shares. The shares offered are being registered due to our obligations to the selling shareholder. The selling shareholder may elect to sell all, a portion or none of the shares described in this prospectus. The selling shareholder from time to time may offer and sell the shares directly to purchasers or through agents, underwriters or dealers on terms to be determined at the time of sale. If required, the names of any agents, underwriters or dealers and any other required information will be set forth in an accompanying prospectus supplement. Such sales may be through brokers and may be at the market price prevailing at the time of such sales. The selling shareholder will pay regular commissions to any brokers effecting such sales. The shares also may be offered by the selling shareholder in block trades, private transactions or otherwise at prices to be negotiated. All expenses of registration of these shares are being borne by us, but the selling shareholder will pay any brokerage and other expenses of a sales incurred by it.

Our common stock is currently traded in the United States on the Nasdaq Over-the-Counter Bulletin Board under the symbol "ITAC," and in Germany on the Berlin Stock Exchange's over-the-counter market under the symbol "ZFX." The last reported sales price of the common stock on the Nasdaq Over-the-Counter Bulletin Board on February 10, 2000 was $2.40 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in the shares involves risks.  See "Risk Factors" beginning on page
6.

The selling shareholder and any broker executing selling orders on behalf of the selling shareholder may be deemed to be an "underwriter." Commissions received by any broker may be deemed to be underwriting commissions.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                         ______________

The date of this Prospectus is           , 2000.

TABLE OF CONTENTS

PROSPECTUS SUMMARY..................................................3
RISK FACTORS........................................................6
FORWARD-LOOKING STATEMENTS.........................................11
USE OF PROCEEDS....................................................12
DIVIDEND POLICY....................................................12
CAPITALIZATION.....................................................13
DILUTION...........................................................14
SELLING SHAREHOLDERS...............................................14
SELECTED FINANCIAL DATA............................................16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATION...........................................17
BUSINESS...........................................................23
MANAGEMENT.........................................................32
RELATED PARTY TRANSACTIONS.........................................39
PRINCIPAL SHAREHOLDERS.............................................40
DESCRIPTION OF CAPITAL STOCK.......................................42
SHARES ELIGIBLE FOR FUTURE SALE....................................44
PLAN OF DISTRIBUTION...............................................45
LEGAL MATTERS......................................................46
EXPERTS............................................................46
WHERE YOU CAN FIND MORE INFORMATION................................46
INDEX TO FINANCIAL STATEMENTS......................................F-1

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

                            Intacta

We provide software and hardware products for the secure electronic transmission of documents and electronic document management and archiving using our patented compression, error correction and encoding and decoding technology.

Intacta Technologies Inc. was incorporated in Nevada in 1997 under the name InfoImaging Technologies Inc. In August 1999, we changed our name to Intacta Technologies Inc. The terms "Intacta," "our company," and "we" in this prospectus refer to Intacta Technologies Inc., a Nevada corporation, Intacta Delaware Inc., our wholly owned subsidiary incorporated in Delaware, and Intacta Labs Ltd., our wholly owned subsidiary incorporated in Israel, collectively.

Our head office address is 235 Peachtree Street, N.E., 2215 North Tower, Atlanta, Georgia, 30303, and our telephone number is (404) 880-9919. We maintain a World Wide Web site address at www.Intacta.com. Information on our Web site is not part of this prospectus.

                               The Offering


Common stock offered by selling shareholders     8,874,000 shares

Common stock owned by the selling shareholders
after the offering                       zero shares (1)

Use of proceeds                          We will not receive any proceeds from
                                         the sale of the shares.  See "Use of
                                         Proceeds."

_____________________________________

(1) This number assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See "Plan of Distribution."

Unless otherwise specifically stated, information throughout this prospectus excludes 1,375,000 shares issuable upon the exercise of outstanding options and 1,667,100 shares reserved for future issuance under our stock option plan.

Summary Financial Data

                             Years Ended              Nine Months Ended
                    Dec 31,    Dec 31,    Dec 31,     Sep 30,        Sep 30,
                    1996      1997          1998      1998            1999

Statement of Operations Data:
Net sales          1,019,600    894,900    137,800    312,579     204,761
Gross margin (loss)  505,500    537,400   (198,500)    53,335     204,761
Operating loss    (1,958,400)(1,455,900)(2,245,700)(2,005,056) (1,647,541)
Net loss          (2,529,800)(2,199,700)(2,477,000)(2,009,027) (1,654,098)
Basic and diluted
loss per common share  (0.22)     (0.19)     (0.15)     (0.17)       (.09)

Book and diluted
weighted average
common shares
outstanding       11,486,000 11,486,000 16,701,583 11,486,000  17,751,500


                                             As of
                                        September 30, 1999

Balance Sheet Data:
Cash and cash equivalents                       1,443,683
Working capital                                 1,273,313
Total assets                                    2,086,641
Long-term obligations                                   0
Total shareholders' equity                      1,566,636

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. Any of these risk factors could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock could decline, and you could lose all or a part of your investment.

Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

We commenced operations in October 1997. We discontinued production and sales of all of our retail products in late 1997 and focused on the research and development of new products based on our existing technology. Of our current products, only one, Intacta.MobileCE, is commercially available. We have a limited operating history, and we face many of the risks and uncertainties encountered by early-stage companies in rapidly evolving markets.

These risks and uncertainties include:
- no history of profitable operations;
- uncertain market acceptance of our products;
- our reliance on a limited number of products;
- the risks that competition, technological change or evolving customer preferences could adversely affect sales of our products;
- the need to expand our sales and support capabilities;
- our dependence on a limited number of key personnel, including our Executive Vice President of Research and Development; and
- the risk that our management will not be able to effectively manage growth or any acquisition we may undertake.

Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

We have a history of losses, we may incur losses in the future and our losses may increase because of our plan to increase operating expenses.

We have incurred net losses in each fiscal year since inception. In the year ended December 31, 1998, we had a net loss of approximately $2.5 million and in the nine months ended September 30 ,1999, we had a net loss of approximately $1.6 million. We have increased our operating expenses in recent periods and plan further increases in the future. Our planned increases in operating expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. We cannot assure you that our revenues will increase. Our business strategies may not be successful, and we may not be profitable in any future period.

Primarily as a result of our recurring losses, our independent auditors modified their opinion on our 1998 financial statements to include an explanatory paragraph wherein they expressed substantial doubt about our ability to continue as a going concern.

The market for our products is highly competitive.

The market for our software is intensely competitive, fragmented and rapidly changing. We face competition from companies in two distinct markets, the document management market and the electronic communication market. See "Business - Competition."

In addition, as we develop new products, particularly applications focused on electronic communication, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances that may enable them to rapidly increase their market share.

Some of our actual and potential competitors are larger, better established companies and have greater technical, financial and marketing resources. Increased competition may result in price reductions, lower gross margins or loss of our market share, any of which could materially adversely affect our business, financial condition and operating results.
Our future revenue growth could be impaired if we are unable to expand our direct sales infrastructure.

Our future revenue growth will depend in large part on our ability to successfully expand our direct sales force. We may not be able to successfully manage the expansion of this function or to recruit and train additional direct sales support personnel. There is presently a shortage of qualified personnel to fill these positions. If we are unable to hire and retain additional highly skilled direct sales personnel, we may not be able to increase our license revenue to the extent necessary to achieve profitability. If we are unable to hire highly trained consulting and customer support personnel we may be unable to meet customer demands. We are not likely to be able to increase our revenues as we plan if we fail to expand our direct sales force. Even if we are successful in expanding our direct sales force capability, the expansion may not result in revenue growth.

The loss of our Executive Vice President of Research and Development or other key personnel or our failure to attract and retain additional personnel could adversely affect our business.

Our success depends largely upon the continued service of our executive officers and other key management, sales and marketing and technical personnel. The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on Dr. Menachem Tassa, our Executive Vice President, Research and Development and director. Dr. Tassa does not have an employment agreement with us and, therefore, could terminate his employment with us at any time without penalty. We have key man insurance on the life of Dr. Tassa in the amount of $2,000,000. However, this insurance would not sufficiently compensate us for the loss of services of Dr. Tassa.

Our future success also depends on our ability to attract and retain highly qualified personnel. The competition for qualified personnel is intense, and we may be unable to attract or retain highly qualified personnel in the future. In addition, due to intense competition for qualified employees, it may be necessary for us to increase the level of compensation paid to existing and new employees to the degree that our operating expenses could be materially increased.

We may be unable to adequately protect our proprietary rights.

Our success depends in part on our ability to protect our proprietary software and our other proprietary rights from copying, infringement or use by unauthorized parties. To protect our proprietary rights we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers, although we have not signed these types of agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies in the event of, these types of breaches or unauthorized activities.


Claims by other companies that our products infringe their copyrights or patents could adversely affect our ability to sell our products and increase our costs.

If any of our products violates third-party proprietary rights, including copyrights and patents, we may be required to reengineer our products or obtain licenses from third parties to continue offering our products without substantial reengineering. If a patent has been issued or is issued in the future to a third party that prevents us from using technology included in our products, we would need to obtain a license or reengineer our product to function without infringing the patent. Any efforts to reengineer our products or obtain licenses from third parties may not be successful and, in any case, could substantially increase our costs, or force us to interrupt product sales or delay product releases.

Our products and products we rely on may suffer from defects or errors.

Software products as complex as ours may contain errors or defects, especially when first introduced or when new versions are released. Our new products and product enhancements or new applications or features may not be free from errors after commercial shipments have begun. Any errors that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs and liability claims.

In addition, third-party products we rely on, such as Microsoft platform products, may contain defects or errors. Our electronic communications products rely on these products to operate properly. Therefore, any defects in these products could adversely affect the operation of and market for our products, reduce our revenues, increase our costs and damage our reputation.

We expect to experience rapid growth which will place a strain on our resources, and any failure to manage our growth effectively could cause our business to suffer.

We expect to experience rapid growth in our number of employees, the scope our operating and financial systems and the geographic area of our operations. This growth will result in an increase in the level of responsibility for both existing and new management personnel. To manage our growth effectively, we will be required to continue to implement and improve our operating and financial systems and to expand, train and manage our employee base. Any failure by us to properly manage our growth or these systems could impair our ability to efficiently manage our business, to maintain and expand important relationships with third parties and to attract customers, and could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracing of our financial results.

If the market for the windows CE operating system fails to develop fully or develops more slowly than we expect, our business and operating results will be materially harmed.

Windows CE is one of many operating systems developed for the intelligent computing device, or ICD, market, and the extent of its future acceptance is uncertain. Because all of our revenue to date has been generated by software products and services dependent on the Windows CE operating system, if the market for Windows CE fails to develop fully or develops more slowly than we expect, our business and operating results will be significantly harmed. Market acceptance of Windows CE will depend on many factors, including:

- Microsoft's development and support of the Windows CE market. As the developer and primary promoter of Windows CE, if Microsoft were to decide to discontinue or lessen its support of the Windows CE operating system, potential customers could select competing operating systems, which would reduce the demand for our Windows CE-based software products and services. In addition, Microsoft has developed a version of its Windows NT operating system for ICDs and could decide to shift its support to this operating system to the detriment of Windows CE;

- the ability of the Windows CE operating system to compete against existing and emerging operating systems for the ICD market including: VxWorks from WindRiver Systems Inc., pSOS from Integrated Systems, Inc., VRTX from Mentor Graphics Corporation, JavaOS from Sun Microsystems, Inc. and LINUX. In particular, in the market for palm-size devices, Windows CE faces intense competition from PalmOS used on 3Com Corporation's Palm devices and to date has had limited success in this market. Windows CE may be unsuccessful in capturing a significant share of these two segments of the ICD market, or in maintaining its market share in those other segments of the ICD market on which our business currently focuses, including the markets for Internet-enabled television set-top boxes, handheld industrial devices, consumer Internet appliances such as kiosk terminals and vehicle navigational devices, and Windows-based terminals;

- the acceptance by OEMs and consumers of the mix of features and functions offered by Windows CE; and

- the willingness of software developers to continue to develop and expand the applications that run on Windows CE. To the extent that software developers write applications for competing operating systems that are more attractive to ICD end users than those available on Windows CE, potential purchasers could select competing operating systems over Windows CE.

If the market for ICDs fails to develop fully or develops more slowly than we expect, our revenue will not grow as fast as anticipated, if at all.

The market for ICDs is emerging, and the potential size of this market and the timing of its development are not known. As a result, our profit potential is uncertain and our revenue may not grow as fast as we anticipate, if at all.
We are dependent upon the broad acceptance by businesses and consumers of a wide variety of Windows CE-based ICDs, which will depend on many factors, including:

- the development of content and applications for ICDs;

- the willingness of large numbers of businesses and consumers to use devices such as handheld and palm-size PCs and handheld industrial data collectors to perform functions currently carried out manually or by traditional PCs, including inputting and sharing data, communicating among users and connecting to the Internet; and

- the evolution of industry standards that facilitate the distribution of content over the Internet to these devices via wired and wireless telecommunications systems, satellite or cable.

If Microsoft adds features to its Windows CE operating systems that directly compete with software products and services we provide, our revenue could be reduced and our profit margins could suffer.

As the developer of Windows CE, Microsoft could add features to its operating system that directly compete with the software products and services we provide to our customers. Such features could include, for example, faxing, hardware-support packages and quality assurance tools. The ability of our customers or potential customers to obtain software products and services directly from Microsoft that compete with our software products and services could harm our business. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers and potential customers might elect to accept more limited functionality in lieu of purchasing additional software. Moreover, the resulting competitive pressures could lead to price reductions for our products and reduce our profit margins.

Unanticipated delays, or announcement of delays, by Microsoft of Windows CE product releases could adversely affect our sales.

Unanticipated delays, or announcement of delays, in Microsoft's delivery schedule for new versions of its Windows CE operating system could cause us to delay our product introductions and impede our ability to complete customer projects on a timely basis. These delays or announcements by Microsoft could also cause our customers to delay or cancel their project development activities or product introductions. Any resulting delays in, or cancellations of, our planned product introductions or in our ability to commence or complete customer projects may adversely affect our revenue and could cause our quarterly operating results to fluctuate.

Investors in our common shares may not be able to readily resell their shares, if at all, due to low liquidity in our stock.

Our common shares trade only on the Nasdaq Over-the-Counter Bulletin Board and the Berlin Stock Exchange's over-the-counter market and therefore are subject to low liquidity. As a result, investors may not be able to readily resell their shares, if at all.

We conduct the majority of our research and development in Israel, and instability in Israel may adversely affect our research and development activities.

Our principal research and development facility is located in Beersheba, Israel at the headquarters of our wholly owned Israeli subsidiary, Intacta Labs Ltd. Our research and development activities may be adversely affected by economic, political and military conditions in Israel and the Middle East.

We will need to raise significant additional capital in the next 6 months to meet operating expenses.

Our management anticipates that we will need to raise at least $2.5 million during the next 6 months to meet operating expenses. Our success will depend in part on our ability to obtain additional financing. We may not be able to obtain additional financing on terms favorable to us, if at all.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

This prospectus is part of a registration statement that permits selling shareholders to sell their shares on a continuous or delayed basis in the future. Because this prospectus is solely for the purpose of selling shareholders, Intacta will not receive any proceeds from the sale of stock being offered.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 1999:

                                        September 30, 1999
                                          (in thousands)

Cash and cash equivalents                         1,443,683
                                                 ==========
Long-term obligations, less current portion              0
                                                 ----------

Shareholders' equity:
Preferred stock, undesignated, $0.0001 par value;
  50,000,000 shares authorized; no shares issued
  and outstanding                                        0
Common stock, $0.0001 par value, 100,000,000
  shares authorized, 17,671,000 issued and
  outstanding                                        1,824
Additional paid-in capital                      16,603,710
Accumulated deficit                            (15,038,898)
                                                ----------
Total shareholders' equity                       1,566,636
                                                ----------
Total capitalization                             1,566,636
                                                ==========

DILUTION

This offering is for sales of stock by existing Intacta shareholders on a continuous or delayed basis in the future. Sales of common stock by shareholders will not result in any substantial change to the net tangible book value per share before and after the distribution of shares by the selling shareholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospectus investors should be aware, however, that the price of Intacta's shares may not bear any rational relationship to net tangible book value per share.

SELLING SHAREHOLDERS

The following are the shareholders for whose accounts the shares are being offered; the amount of securities owned by each selling shareholder prior to this offering; the amount to be offered for each selling shareholder's account; and the amount to be owned by each selling shareholder following completion of the offering:

                                                  Percent of Common
                                                         Shares Owned

                Number of  Number of    Number of
                Shares     Shares       Shares After    Before the   After the
Name            Owned      Offered      Sale (1)        Offering     Offering

Cybermind AG(2) 1,500,000  1,500,000    -               8.4%         -

Gestibroker
Consulting &
Financial
Management S.A    117,000    117,000    -               -            -

MFC Merchant
Bank SA         1,000,000  1,000,000    -               5.6%         -

Francis Pizzulli   33,000     33,000    -               *            -

Zeljka Tepes      200,000    200,000    -               1.1%         -

Value Invest Ltd. 830,000    830,000    -               4.6%         -

Affaires
Financieres S.A.  750,000    750,000    -               4.2%         -

Rahn & Badmer     786,000    786,000    -               4.4%         -

Finter Bank       800,000    800,000    -               4.5%         -

Euroswiss
Securities        810,000    810,000    -               4.5%         -

Mandate
Management Ltd.   820,000    820,000    -               4.6%         -

PreVision
Overseas
Management Ltd.    50,000     50,000    -               *            -

Valor Invest
Limited (2)       538,000    538,000    -               3.0%         -

Pensbreigh
Holdings Ltd. (3) 640,000    640,000    -               3.6%         -

_____________________
*Less than 1%

(1) This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See "Plan of Distribution." Other than described in footnotes (2) and (3) below, no other selling shareholder has held any position or office or had any material relationship with Intacta during the past three years.

(2) Includes 238,000 shares issued by us to Valor Invest in repayment of a loan of U.S.$952,000 pursuant to a loan conversion at the rate of $4.00 per share on June 30, 1999. Includes 300,000 shares purchased directly from Corsa S.A. Holdings.

(3) Pensbreigh Holdings Ltd. and Intacta are parties to a contract dated March 1, 1999 pursuant to which the services of our President, Chief Executive Officer and a Director, Mr. Altaf S. Nazerali, provides his services to us.
See "Management   Employment Contracts   Altaf S. Nazerali."  Mr. Nazerali is
a shareholder and officer of Pensbreigh Holdings Ltd.

______________

On May 31, 1998, we entered into an exchange agreement with Corsa S.A. Holdings. Pursuant to the exchange agreement, Corsa S.A. Holdings transferred 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd. to us. In exchange, we issued 11,486,000 shares of our common stock to Corsa S.A. Holdings. See "Related Party Transactions." Corsa S.A. Holdings subsequently sold 7,486,000 of the 11,486,000 shares to some of the selling shareholders above. Corsa S.A. Holdings is not a selling shareholder pursuant to this registration statement.

SELECTED FINANCIAL DATA

The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and notes to such financial statements included in this prospectus. We have derived the statements of operations data for December 31, 1998 from our audited financial statements that appear in this prospectus, and these data are qualified by reference to the financial statements.

                                                         Nine months ended
                              Year ended December 31,      September 30,
                              1996       1997       1998       1998       1999

(unaudited)(unaudited)
Statement of Operations Data:

Net sales                1,019,600    894,900    137,800    312,600    204,800
Cost of sales              514,100    357,500    336,300    259,200          0
                        ---------- ----------  ---------  ---------  ---------
Gross margin               505,500    537,400   (198,500)    53,400    204,800

Operating Expenses:
Sales and marketing        526,800    297,000    113,100    247,000     81,100
Research and development   331,900    343,200    773,800    830,500    618,100
General and admin        1,605,200  1,353,100  1,160,300    727,300  1,144,800
                        ---------- ----------  ---------  ---------  ---------
Total operating
  expenses               2,463,900  1,993,300  2,047,200  1,804,800  1,844,000
                        ---------- ----------  ---------  ---------  ---------
Loss from operations    (1,958,400)(1,455,900)(2,245,700)(1,751,400)(1,639,300)
Interest expense          (578,700)  (755,300)  (210,000)  (253,700)    (8,300)
Other                        7,300     11,500    (21,300)    (4,000)    (6,600)
                        ---------- ----------  ---------  --------- ----------
Net loss                (2,529,800)(2,199,700)(2,477,000)(2,009,100)(1,654,200)
                        ========== ==========  =========  ========= ==========
Basic and diluted net
loss per common share        (0.22)     (0.19)     (0.15)     (0.17)     (0.09)
                        ========== ==========  =========  ========= ==========
Basic and diluted
weighted average common
shares outstanding      11,486,000 11,486,000 16,701,583 11,486,000 17,751,500
                       ===========  =========  ========= ==========  =========

                                                                      As of
                                  As of December 31,             September 30,
                             1996          1997        1998           1999
                                                                  (unaudited)
Balance Sheet Data:
Cash and cash equivalents  58,000       169,100    3,047,100        1,443,700
Working capital
  (deficiency)         (5,773,200)   (9,693,400)   1,924,200        1,273,300
Total assets              545,500     1,151,800    3,760,700        2,086,600
Long-term obligations   2,015,900            --           --               --
Total shareholders'
  equity (deficiency)  (5,677,800)   (9,407,800)   2,268,600        1,566,600

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

Overview

Our financial condition reported includes all amounts for the parent company, Intacta Technologies Inc., a Nevada corporation, and our two wholly owned subsidiary companies, Intacta Delaware Inc., a Delaware corporation, which we refer to as Intacta Delaware, and Intacta Labs Ltd., an Israeli company, which we refer to as Intacta Labs, on December 31, 1998. Our reported earnings from operations include the combined earnings of the two subsidiaries for the full 1998 year together with the earnings of Intacta Technologies Inc. after May 31, 1998, the date on which we completed the acquisition of these companies.

Our company was incorporated in December, 1997 in the State of Nevada with the intent that it would apply for listing on an exchange and by means of an acquisition create an operating public company. Initially, we raised approximately $1 million to fund our operations, primarily to complete our due diligence review of our two wholly owned subsidiaries and to prepare all of the necessary documentation associated with an acquisition transaction.

We acquired both subsidiaries after successful negotiation with Corsa S. A. Holdings, which we refer to as Corsa, which owned both subsidiaries. While an agreement had been signed in October of 1997, we did not complete the acquisition until May 31, 1998. The parties agreed to exchange shares so that we acquired all of the common shares of Intacta Delaware and all of the common shares of Intacta Labs from Corsa for total consideration of $11,486,000, to be paid through the issuance of 11,486,000 common shares of our capital stock issued from treasury to Corsa, each share valued at $1.00.

Because we had only approximately five million shares issued, the 11,486,000 new shares issued to Corsa represented a majority holding of our stock and consequently Corsa had control of the parent and both subsidiaries. In instances like this, accounting principles require that the transaction be reflected in financial statements as a "reverse acquisition" where the subsidiaries essentially acquire the parent. In this form of accounting, the statements are created by aggregating the accounts of the two subsidiaries, as would have been the case if Corsa had retained ownership, and then adding the accounts of the parent for the relevant period when all three companies came under common control. In this case, common control started immediately after the completion of the acquisition which was effective June 1, 1998.

Also, according to proper accounting practice, in order to portray all three companies as if they were operating as a single entity, transactions between the three companies have been eliminated.

In late 1997, after we acquired our two wholly owned subsidiaries, management decided to cease production of our then-current products and to begin development of new products based on our patented technology. We have commercially launched one new product, Intacta.MobileCE, and anticipate launching several new products in calendar 2000. See "Business - Technology and Products."

Our management has completed its business planning, and is negotiating additional licensing arrangements expected to provide revenues later in the year. Development is complete on some of our new software products and customisation is underway to satisfy new licensing specifications. Management anticipates further additions to staff to support present and potential licensing commitments and to expand its marketing efforts related to new product developments through the remainder of this year and next.

Nine Months Ended September 30, 1999 Compared To Nine Months Ended September 30, 1998

Revenues.

Product sales revenues for the first nine months of 1999 were $116,300, a decline of $65,800 or 36 per cent from those of 1998 when sales were $182,000. The decline is a result of our wind-down of our marketing efforts for existing products initiated during 1998. Of the current year's total revenues, $62,500 was derived from existing licensing arrangements for use of our source code by other software companies. Comparable revenues earned in 1998 were $32,400. Other revenues in the form of interest earned on funds held on deposit during 1999 were $88,500. In 1998, interest income was $130,550.

Costs of Goods Sold.

 Costs of goods sold aggregated $336,300 in 1998 but were nil for the comparable period in 1999 as little manufactured product was sold and all product inventory had been written down to zero carrying value in the prior year. The costs in 1998 represented both the actual costs of goods sold of $85,300 for the first nine months and an adjustment to the value placed on the remaining inventory on hand of $421,600 in the second quarter. During 1997 and early 1998, sales volumes had fallen significantly and gross profits on these sales were essentially reduced to zero. This necessitated a partial reduction in the value of inventories in June 1998, and in December, management made a further reduction in the recorded value of all existing products on hand to nil.

Expenses.

Operating expenses overall for 1999 were $1,852,300. Operating expenses include costs for research and development activities, sales and marketing and general and administrative. This level was below that incurred in the prior year, of $2,047,200, although significant changes between cost categories occurred.

Sales and Marketing.

Sales and marketing costs declined to $81,100 in 1999 from $113,100 in 1998. The reduction reflects management's decision late in 1997 to commence the wind down of all marketing efforts and to focus on developing new products utilising our proprietary technology. We released all sales staff in 1998 and all senior management in early 1999. A number of new product applications have been developed and are at the testing stages. We anticipate that we will engage new marketing staff in the near future to initiate product launching and manage our marketing and sales functions.

Research and Development.

Research and development expenditures were also lower at $618,100, down $212,400 or 26 per cent from $773,800 in 1998. In 1998, several research staff were added and additional set-up expenditures on computers, software and development costs were incurred as a result of the ramping up of the research efforts for new product applications in Intacta Labs, our research and development subsidiary. The cost level in the current year represents the costs of the continuous research activity, salaries for the staff and office and other support facilities. We expect to maintain the current staffing level and the costs of operating this facility.

Administration.

Administration costs increased 60 per cent over the prior year's amount of $1,160,300 to $1,071,000 in 1999, the increase was due primarily to the addition of several new executive staff and related office and travel expenses in the parent company. This group is providing overall management of the parent company as well as the subsidiaries, and is also managing several key projects:

- directing the development of our new business strategy,
- performing market analysis for our new products,
- developing new product branding and sales programs, and
- pursuing proprietary technology licensing arrangements on a broader scale.


Other Expenses.

Expenses in 1998 included interest of $210,000 incurred by our two subsidiaries on advances from their former parent company, Corsa S.A. Holdings. These costs were all incurred prior to the acquisition in May 1998. No further interest costs were incurred in the remainder of 1998 following the acquisition. A small amount of interest expense was incurred in 1999 amounting to $8,300 in our research and development department.

Amortization expense rose from $58,500 in 1998 to $73,800 in 1999 due to increased expenditures on research and development equipment.

Net Losses.


The 1999 net loss was $1,654,100 after provision for taxes of $6,600 for the year. This was 18 per cent lower than the 1998 figure of $2,477,000, after taxes of $1,700.

Year Ended December 31, 1998 Compared To Year Ended December 31, 1997

Revenues.

Consolidated revenues for the full year 1998 were only $137,800, down significantly from the 1997 level of $894,900 when we were actively marketing our products. In the fourth quarter of 1997, management of both Intacta Delaware and Intacta Labs recognized that the market potential for its primary product, FaxPal, and other related products was proving less than forecast and they decided to reduce marketing efforts and initiate significant design revisions to its core applications. Consequently, during all of 1998, the marketing and sales effort was reduced and without this support, revenues declined significantly.

Also because of this change in direction, management realised mid-year that inventory levels conceived to support a high sales forecast early in the year, were too high and recorded a write-down equal to the total value of the current inventory of these products, amounting to approximately $240,100. As a consequence of this write-down, cost of sales for 1998 totalled $336,300, reflecting product costs of units sold in the year of $96,200, plus the above reserve amount. By contrast, the 1997 cost of sales was $357,500, all related to units sold.

Consequently, for 1998 a gross margin loss was incurred of ($198,500), whereas in 1997, a gross profit of $537,400 was achieved.

Expenses.

In addition to cost of sales, we had operating expenses which include costs for Research and Development activities, Sales and Marketing and General and Administrative. In 1998, these costs aggregated $2,047,200, approximately three per cent higher than the 1997 expenses of $1,993,300.

Research and Development.

The 1998 Research and development costs of $773,800 were more than double the $343,200 incurred in 1997, the increase due to the additional developmental work performed to carry out the product revisions. Costs in both years include salaries and office support as well as some development software and other equipment. Several additions to staff were made during 1998 and together with costs of computer equipment and software for these new staff members as well as materials for hardware development work related to the new products, caused overall costs to rise 125 per cent.

Sales and Marketing.

Sales and marketing expenses are all incurred by Intacta Delaware. Sales and marketing costs were only $113,100 in 1998, approximately 38 per cent of the total incurred for 1997 of $297,000. The lower 1998 expenditures reflects our decision to revise and reposition our products and to reduce marketing efforts. Throughout 1998, the sales staff was reduced and all were released by year-end.

General and Administrative.

General and administrative costs for 1998 were $1,160,300 representing a decrease of $192,800 or 14 per cent below the 1997 costs of $1,353,100. General and administrative costs include primarily salaries and other office costs, professional and other consulting service fees and travel. The lower overall costs in the current year reflect savings from reduced staffing of Intacta Delaware, and general restraint during the corporate restructuring. This was offset to some degree by the corporate costs of the parent company, salaries and office costs, and professional fees, consulting support and travel costs related to the restructuring and acquisition of the two subsidiary companies mid-year.

Losses from Operations.

The loss from operations for 1998 amounted to $2,245,700, which is 54 per cent higher than the 1997 loss of $1,455,900. This increase reflects a number of factors: the lower sales volumes in the current year, the inventory write-down in cost of sales, higher development costs for product redesign, one-time administrative costs for the restructuring and acquisition of the subsidiaries, and the inclusion of the public company operating costs following the acquisition, all of which were unusual to 1998. The 1997 loss reflected more normal cost levels of operations of the business.

Net Losses.

The 1998 net loss was $2,477,000 after provision for interest costs of $210,000 incurred as a result of loans from Corsa prior to the acquisition, other costs of $19,600 and state taxes of $1,700 for the year. The 1997 net loss of $2,199,700 was $277,300 or 11 per cent lower than that for 1998 primarily due to the large swing in the gross profits which amounted to $735,900 between the two years, and an interest exchange change of approximately $160,000.

Year Ended December 31, 1997 Compared To Year Ended December 31, 1996

Aggregate revenues in 1997 of $894,900 were down approximately 12 per cent from those of 1996 of $1,019,600 when marketing expenditures were at their highest level and our products were first being introduced. Sales volumes of products introduced in 1996 declined in 1997 in varying amounts as a consequence of reduced marketing efforts, but revenues were supplemented somewhat from sales of new 32-bit product versions introduced in 1997.

Costs of sales for 1997 was $357,500 which was lower than in 1996 at $514,100, due in part to lower unit costs in 1997 realised from higher volume purchases and implicit lower unit pricing achieved as a result.

The gross profit achieved in 1997 was $537,400, which equates to approximately 60 per cent of sales. This was slightly better than the 1996 profit of $505,500, or 50 per cent of sales.

Expenses.

1997 operating expenses aggregated $1,993,300, which was $470,600 lower than the 1996 expenses of $2,463,900, due in part to reduced sales and marketing and general and administrative costs.

Research and Development.

Research and development costs for 1997 of $343,200 were approximately the same as those for 1996 of $331,900 reflecting essentially similar staff counts and operations levels in both years.

Sales and Marketing.

Sales and marketing costs for 1997 were only $297,000, down dramatically from the prior year's level of $526,800 when we were developing marketing tools, completing market research and launching its product line.

General and Administrative.

General and administrative costs for 1997 of $1,353,100 were 16 per cent lower than those in 1996 of $1,605,200, reflecting our transition from a higher-cost start-up mode in 1996 to an on-going, balanced operation in 1997.

Losses from Operations.

The 1997 loss from operations was $1,455,900, 26 per cent lower than the 1996 loss of $1,958,400. This decrease resulted from the slightly improved profit in 1997 and the significant reductions in sales and marketing and general and administrative expenses from the higher levels for the start-up and product launch in 1996.

Net Losses.

The 1997 net loss was $2,199,700 after provision for interest costs of $755,300 incurred from bank and shareholder loans to us and taxes of $1,600, offset somewhat by other income of $13,100. The 1996 net loss of $2,529,800 was higher than the 1997 loss due primarily to the high sales and marketing and general and administrative costs in the 1996 year.

Liquidity and Capital Resources

Liquidity.

On June 30, 1999 we issued 238,000 common shares to Valor Invest Limited in repayment of a loan of $952,000 pursuant to a loan conversion at a rate of $4.00 per share.

At September 30, 1999, we held cash amounting to $1,443,683, had working capital of $1,362,313 in the form of cash and inventory net of our obligations at that time, excluding shareholder loans, and had an overall net worth of $1,566,636.

We anticipate that our working capital is sufficient to satisfy our cash requirements only through our fiscal quarter ending June 30, 2000. We anticipate we will be required to raise additional financing in the amount of approximately $2,500,000 during the next two fiscal quarters ending June 30, 2000 to implement our business plan and to meet our anticipated cash requirements. We anticipate that we will begin to raise additional capital through the private placement of equity and/or debt during the next two fiscal quarters ending June 30, 2000. We cannot assure you that we will be able to successfully complete a private placement.

We believe our estimates of our capital requirements to be reasonable. The capital requirements are only estimates and can change for many different reasons, some of which are beyond our control. In addition to raising additional capital through a private placement, we may seek to secure a credit facility. We currently have no arrangements for a credit facility and there can be no assurance that we will successfully acquire financing on terms acceptable to us, if at all.

Primarily as a result of our recurring losses, our independent auditors modified their opinion on our 1998 financial statements to include an explanatory paragraph wherein they expressed substantial doubt about our ability to continue as a going concern.

Year 2000 Issues

Even though the date is now past January 1, 2000 and we have not experienced any immediate adverse impact from the transition to the Year 2000, we cannot provide assurance that our suppliers and customers have not been affected in a manner that is not yet apparent. In addition, certain computer programs which were date sensitive to the Year 2000 may not process the Year 2000 as a leap year and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained For Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP No. 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and defines specific criteria that determine when such costs are required to be expensed, and when such costs may be capitalized. The adoption of this standard has not had a material effect on the Company's capitalization policy, results of operations, financial position or cash flows.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 require companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.

In February 1998, the FASB issued SFAS No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 did not have a material impact on the Company's current disclosures.

In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement established standards for the way companies report information about operating segments in its financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS No. 131 did not have a material impact on the Company's financial statements as the Company operates as one business segment.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosure prescribed by SFAS No. 130 did not have a material impact on the Company.

BUSINESS

Overview

We develop and market products to

- enable businesses to manage the production, distribution and storage of content over Internet and paper-based media. Our technology also permits the seamless exchange of data between electronic and paper media.
- reduce bandwidth and archiving requirements for content. Transmission time and storage requirements of some types of large files and formats are significantly reduced using our compression and error correction techniques that offer advantages over other widely used methods such as TIFF and ZIP compression.
- secure the management, authentication and archiving of sensitive business information. Our technology and products apply equally to electronic and paper-based formats. We have developed specific products that have applications in registration forms that can then be sent electronically or via fax.
- improve the performance and convenience of mobile wired and wireless telecommunications and applications. These include the emerging category of information and Internet devices such as palm/handheld computers, smart cell phones, etc. Our compression technology lowers bandwidth requirements; our security technology protects transmission and our error-correction technology improves the integrity of content transmission under less than desirable environments.
- enhance hardware and software server products that integrate our proprietary compression and error correction techniques.
- increase user's satisfaction by improving convenience and time-savings. Our technology allows users to compress/decompress and encode/decode multiple-files containing different file formats with a single mouse click.

Our products include:

- Intacta.Courier, a software application that is installed in a personal computer, or network server, to enable a personal computer or network server to send and receive standard and color faxes, send faxes via email and send faxes with file attachments. Intacta.Courier incorporates our compression and encoding technology. It also provides the capability of automatic file conversion between Windows CE-based mobile communications and Windows 95/98/NT-based enterprises.
- Our Intacta.Bridgeway product is a hardware version of Intacta.Courier. It can either stand alone or be integrated into an existing server environment. Additionally Intacta.Bridgeway integrates several functions that allow it to operate as an independent remote server.
- Intacta.MobileCE is a software application that operates with Windows CE-powered intelligent computing devices to enable the devices to send and receive faxes, send faxes via email and send faxes with file attachments.

Each of these products provides our unique compression, encoding, decoding and security features to local area network, wide area network and Internet faxes and electronic messaging. Intacta.MobileCE and our document management solutions are the only products we are currently marketing. When these products are used together, they provide end-to-end solutions between the mobile workers and a business. We intend to begin marketing Intacta.Courier and Intacta.Bridgeway in April 2000.

Industry Background

Document Management

Historically businesses relied solely on paper-based document management systems. Today's computer-based business environment has altered the historical business model, allowing businesses to manage, authenticate, archive and transmit documents electronically. Many businesses have recognized the cost savings of implementing an electronic document management system. Electronic document management involves the application of imaging and related technologies, to effectively convert unstructured paper-based information into structured electronic data. Eliminating or reducing reliance on paper in document management, authentication and archiving allows information to be controlled, distributed, and utilized in an efficient, cost-effective manner.

Our document management solution benefits businesses by providing a comprehensive, cost-effective document management system.

Electronic Communications

The increasingly widespread use of electronic communications, including the Internet, is enabling networks of businesses and consumers to collaborate, access information and conduct business and personal interactions more effectively. To be successful in the electronic communications market, we believe that a solution provider must adequately address the issues of data integrity, security, authentication, bandwidth, storage and archiving, unified messaging and multicast requirements for both electronic and paper-based data. Our technology provides the building blocks for creating a range of solutions in the electronic communications market from streamlined applications for small businesses to highly complex systems for large businesses. Our technology is highly adaptable and customizable for incorporation into most electronic software or hardware applications and into most non-electronic printable media. With this inherent flexibility and scalability, our products solve a variety of content management problems for businesses.

Solution

We provide a solution by providing products that enable electronic conversion of documents. Our technology permits 100% of content and format to be easily and efficiently exchanged between paper and electronic forms. This unique technology provides the "missing link" between paper-based document management, electronic document management and electronic communication of both paper-based and electronic documents. We believe our solution delivers the following benefits:

- Savings in storage space since our compression techniques have the ability to compress, for example, a 50-page document as one or two equivalent pages depending on the graphic content of the original document.
- We can transmit the original data in binary form either through fax or e-mail, permitting the recipient to edit and view the original document with its original formatting.
- The transmitted documents can be encoded such that only the authorized or intended recipient will be able to view the data.
- Reduction in bandwidth usage, and transmission time resulting in significant savings in telecommunications time for users. For example, a fifty-page document can be sent as a single page via fax protocol, or significantly compressed if sent by other electronic means, including e-mail.

Technology and Products

Technology

Our solution is based on our technology which compresses digital files comprising text, video, graphics (including color) or sound into a two-dimensional graphical grid, which we call an Intacta.Code. Our patented technology applies encoding and error correction applications to the digital file creating a secure, damage resistant graphical representation of the original digital file. The key features of our patented technology are:

- Compression. The compression capability of our patented technology decreases the amount of bandwidth required to transmit information (in the form of an Intacta.Code) via a network, facsimile or the Internet. Our compression rates exceed the current capabilities of standard tagged information file format, or TIFF, and ZIP methods, enabling faster and more effective management of large databases and complex files. The compression not only increases the data density of the Intacta.Code image, but also improves the performance of the error correction algorithm. For fax-based communications, our technology reduces transmission costs by enabling documents of up to 110 kilobytes of digital data (approximately 100 pages) to be sent as a single page fax transmission.

- Encoding and Decoding. The encoding and decoding capabilities of our patented technology enable users to create an encoded Intacta.Code. Users can decode an Intacta.Code by viewing it with our special viewer or by printing it using a standard printer equipped with our special viewer.

- Security. The security capability of our technology enables users to protect information contained within an Intacta.Code. The security features include the ability to restrict access to an Intacta.Code to particular users only and the ability to verify the sender and contents of an Intacta.Code containing sensitive information. Protection can also be layered such that a reader would require a separate and distinct password to access successive layers of information.

Products

Our solution, which is based on our patented technology, includes the following products:

Intelligent computing devices. We intend to market a broad range of software products that provide a variety of faxing functions to devices we call intelligent computing devices, or ICDs, to enhance the functionality of those devices. ICDs are an emerging class of products with sophisticated processing power that are designed for specific computing and communications applications. These devices are described as "intelligent" to distinguish them from rudimentary single-purpose computing devices with only limited functionality. Examples of ICDs include television "set-top boxes," which sit on top of television sets and provide users with advanced cable TV access services, sophisticated video gaming features and Internet access; handheld and palm-size PCs; gaming systems; handheld industrial data collectors; consumer "Internet appliances" such as kiosk terminals and navigational
devices in cars and trucks; and   terminals.  Compared to traditional
computers, ICDs are often less expensive and more adaptable in terms of their size, weight and shape, while still providing sophisticated computing and communications capabilities, including Internet connectivity.

Intacta.MobileCE. Intacta.MobileCE is a communications software suite developed to respond to the Enterprise need for robust communications software that is bundled with ICDs to enable ICDs to send and receive faxes, send faxes via email and send faxes with file attachments. It is designed for use on any Windows CE-powered system, with sufficient error correction capabilities for wireless and satellite transmission. Intacta's unique compression process saves bandwidth and transmission time, reduces communication costs and enhances the value of mobile systems. Files, faxes and e-mail can be received, viewed, and printed. A complementary product conversely allows desktop systems to open and read files sent from a palm-top computer. Intacta.MobileCE provides our unique compression, encoding, decoding and security features to
ICDs.   Intacta.MobileCE is the only product we currently market for use with
ICDs.

Intacta.MobileCE is currently being evaluated by several U.S. and Japanese manufacturers of Windows CE devices for integration into future products. We cannot assure you that these evaluations will result in these manufacturers integrating Intacta.MobileCE into any of their Windows CE devices. We also intend to launch a version of Intacta.MobileCE for retail customers in early 2000. We are currently evaluating conversion of Intacta.MoblileCE to Palm OS and EPOC OS-based systems.

Intacta.Courier. Intacta.Courier is a software application that is installed in a personal computer, or network server, to enable the PC to send and receive faxes, send faxes via email and send faxes with file attachments. Intacta.Courier provides our unique compression, encoding, decoding and security features to LAN, WAN and Internet faxes. We are currently Beta-testing Intacta.Courier and anticipate that it will be commercially available in February 2000. We are developing a module to Intacta.Courier, called Intacta.Smartbar Fax Delivery Solution, which we anticipate will be commercially available concurrently with Intacta.Courier. Intacta.Smartbar Fax Delivery Solution allows users to embed digital information containing the identity and addressing information of the sender and recipient of a fax into the cover sheet of the fax. If a user employs Intacta.Smartbar when sending a fax, the recipient can utilize the information in the Intacta.SmartBar to:

- automatically add the sender's contact information to his address book,
- reply to the sender by fax without creating a fax cover sheet,
- reply to the sender by email without addressing the email,
- incorporate automatic sender determined encryption and automatic recipient determined decryption, and add additional macros for custom applications.

Intacta.Bridgeway. Intacta.Bridgeway is a hardware platform that supports all common protocols in commercial and residential networks. It embeds all the functionality of Intacta.Courier and our patented compression and encryption technology. Intacta.Bridgeway incorporates our softmodem module that permits fax communication between two Intacta.Bridgeway units at 33.6kps. Intacta.Bridgeway provides a wide degree of customization for both vertical and horizontal markets. Once installed and configured, the sending and receiving processes are totally transparent to the user's operation. Examples of applications include:

- creates a unique and efficient network that allows any of the 100 million legacy fax devices to connect to local and wide-area networks;
- provides color faxing capability and the ability to produce original quality documents by connecting to a color printer either directly or on a server;
- functions as a mini document server which compresses and routes outgoing documents using Intacta's proprietary technology, for cost efficiencies of up to 90 percent;
- enables legacy fax and multi-functional peripherals to send and receive faxes via email and sends faxes with file attachments;
- creates low-cost, secure closed-communications network with a unique encoding/decoding dynamic link library for a specific customer's network;
- enables remote polling for various applications where each unit has its own unique Internet protocol address.

We are currently developing Intacta.Bridgeway and anticipate that it will be commercially available in April 2000.

Both Intacta.Courier and Intacta.Bridgeway allow seamless file conversion between Windows CE-based ICRs and Windows 95/98/NT-based businesses. The combination of our Intacta.MobileCE and Intacta.Courier products form an end-to-end solution for businesses with mobile workforces.

Custom Designed Products. We are currently developing the following products which we intend to market to large enterprises: Intacta.Compactor; Intacta.Docmanager; Intacta.Smartform; and Intacta.Smartbar. Each of these products will be custom designed for each business purchaser.

Intacta.Compactor. Intacta.Compactor is a software application that decreases the need for data storage space and data transmission time by providing compression capabilities for document management systems. Our Intacta.Compactor compression technology provides the user with a choice of lossy and lossless compression. Generally, lossy compression applies to image and audio files where it is not imperative that 100% of the original content is retrievable. Users can choose what level of picture or sound quality is acceptable. Lossless compression dictates that 100% of the original content is retrievable. Intacta.Compactor provides the following features to document management systems:

- unique compression and security features of our patented technology,
- lossless compression efficiency that can be up to 40% more effective than standard TIFF 4-file compression,
- adjustable lossy compression up to 300%
- easily customizable, and
- can be used with any language.

We anticipate that we will begin marketing Intacta.Compactor by March 2000.

Intacta.Docmanager. Intacta.Docmanager is a software application that decreases the need for data storage space by converting paper documents to digital documents for document management systems. Intacta.Docmanager converts paper documents to digital documents without optical character recognition, or OCR, and reconverts the digital documents to paper documents without OCR on an as-needed basis. Intacta.Compactor provides the following features to document management systems:

- document authentication,
- safeguards against falsification,
- compression efficiency that can be up to 40% more effective than standard TIFF 4-file compression,
- 100% accurate file recovery, and
- can be used with any language.

We are currently seeking strategic industry partners to commercialize Intacta.Docmanager.

Intacta.Smartform. Intacta.Smartform is a software application that simplifies and improves product registration between a business and its customers by automating the generation, processing and storing of product registration information. Intacta.Smartform is easily customizable and can be used with any language. We have signed an initial licensing agreement with DataLode Inc., a provider of registration services to Hewlett-Packard.

Intacta.Smartbar. Intacta.Smartbar virtually creates a document within a document, or DWD, or sub-document. The software application compresses and encodes information contained in financial, legal and personal identification documents and provides digital authentication and verification of that information at a later time. Intacta.Smartbar creates a encrypted printed code of the information that can be read with full accuracy by most standard scanners. Intacta.Smartbar can create DWDs of various sizes and densities to best fit a user's needs. Further benefits include multi-level security in which a level can be read only by those with appropriate clearance. All Intacta.Smartbar technology can be transmitted via any media. In addition, Intacta.Smartbar can be used with any language. We are integrating Intacta.Smartbar into our Intacta.Courier and Intacta.Bridgeway applications and discussing with other developers the use of this module in third party applications for embedding digital information in various forms and security applications, e.g., insurance, health, secured documents such as checks and bonds. Versions of Intacta.Smartbar have been licensed for use in Japan's Ministry of Health and other applications.

Customers and Markets

Our large regional and international business customers are described below:

DataLode Inc. In July 1999, we signed a license agreement for our Intacta.Smartform module with DataLode Inc. DataLode has a contract with Hewlett-Packard and others to provide warranty registration services for products in Europe and North America. DataLode has agreed to utilize our Intacta.Smartform to eliminate manual data entry and the need for OCR. This is anticipate to lower their cost, assure 100% data accuracy and increase the overall efficiency of their operations.

Nippon Telegraph and Telephone Corporation. Our communications software has been selected by NTT Electronics Corporation ("NEL"), a subsidiary of Nippon Telegraph and Telephone Corporation of Japan, for NEL's new mobile communications technology, RZ SSB, a digitally enhanced narrow band radio communications system. NEL has developed a new mobile radio technology that delivers transmission of data, telephone, fax, and video under mobile conditions.

Sales and Marketing

We plan to market and sell our products through a direct sales force and through our Web site. We plan to locate our direct sales force in the United States, Canada, Europe, the Middle East and Asia Pacific.

One of our key objectives is to create sales teams with a regional presence to establish and build strong relationships with original equipment manufacturers and systems integrators and to increase our responsiveness to customers and local market opportunities.

Our marketing efforts are directed at promoting our products, creating market awareness and generating leads. Our marketing activities include online demonstrations, print and online advertising campaigns and attendance at industry trade shows events and trade conferences. We plan to use the Internet extensively to increase awareness of Intacta and communicate with potential customers, existing customers and others. Through our Web site, we plan to provide online access to our customer messages and information regarding products, respond to customer inquiries, conduct direct online sales of our products and generate sales leads for our direct sales force.

As of January 31, 2000, we employed a total of 3 people on our sales and marketing team.

Strategic Relationships

We plan to implement arrangements with third parties through which we will grant the third parties the right to sell and implement our products. Specifically, we seek to reach agreements with the following types of third parties:

- Solution Providers. We plan to grant solution providers the right to market and resell our products and to provide education, implementation and customization for the solutions they sell as well as for sales made through our direct sales team.

- Systems Integrators. We plan to grant systems integrators the right to provide implementation, customization and training services to customers who have purchased solutions through our direct sales team.

Research and Development

Our research and development team is responsible for the design, development and release of our products. Our Chief Technology Officer works closely with our sales and marketing department as well as with our customers and potential customers to better understand customer and market needs.

During 1999, a substantial majority of our research and development scientists and engineers were involved in the development of Windows CE-based products and providing custom solutions for our customers. These members of our research and development team have accumulated detailed knowledge of the Windows CE environment.

As of January 31, 2000, we employed a total of 12 scientists and engineers on our research and development team. Our research and development team is located at our facilities in Beer Sheva, Israel.

Competition

We believe that no one competitor of our technology dominates the marketplace.

Two dimensional bar coding technology, a technology that evolved from conventional barcodes, is a competitive technology to our technology which embeds digital information on paper or other printable surfaces.
Historically, the primary markets of two dimensional bar coding were used in applications such as shipment tracking and inventory control. However, two dimensional bar coding technology requires that end-users must purchase specific scanner devices from a manufacturer. A manufacturers' primary
objective is to sell its hardware scanners, not its technology.   There are
approximately 20, 2-dimensional barcode technology companies of which we believe only one, DataGlyph by Xerox, directly competes with our technology. We believe the other 19 products do not compete with ours because none of them offers a full range of functions and capabilities within its technology as we provide in ours. DataGlyph by Xerox has a significant market advantage due to its large distribution systems, its mature operations, partner relationships and substantial financial resources.

Our competitor in the Windows CE mobile market is bsquare Corp.'s product, bFAX-PRO 5.0. Our product, Intacta.MobileCE, and bFAX-PRO 5.0 offer the mobile user the ability to send and receive faxes. The products differ in that bFAX-PRO 5.0 offers internet faxing and our product offers fax by e-mail.

Intellectual Property

Our success is dependent upon our ability to protect our intellectual property rights. We rely principally on a combination of copyright, trademarks, trade secret and patent laws, non-disclosure agreements and other contractual provisions to establish and maintain our proprietary rights. We hold patents in Israel, the United States, Canada, EPO, Australia, South Africa, and Japan, related to our patented technology in the areas of authenticating, transmitting, receiving, reading and storing compressed information.

As part of our confidentiality and operating procedures, we generally enter into nondisclosure and confidentiality agreements with each of our key employees and consultants and limit access to and distribution of our core technology, documentation and other proprietary information. To protect ourselves against any loss of essential information held by key personnel, we have entered into provisions with our research and development employees with regard to ownership of technological developments. We have implemented a secure document control system with appropriate safeguards and backups. Our source code for software and hardware products is maintained in a lock-box at the offices of our Israeli law firm and is accessible only by members of our board of directors. Through our committee of the board of directors and our Intellectual Property Policy, we will continue to pursue the development of strong patent portfolio and trade marking of our products.

Policing the unauthorized use of our technology is difficult. We will use all viable and cost-permissive methods for defending and prosecuting any suspected violators of our technology.

Employees

As of January 31, 2000, we employ a total of 24 employees, including 12 in research and development and 12 in general, administrative and marketing functions on a part and full-time basis. We plan to hire 10 additional employees in sales, marketing, and administration over the next fiscal year and plan to hire additional research and development employees on an as-needed basis. If the need arises for additional research and development employees and we are unable to hire qualified employees in a timely manner, we may outsource non-critical research and development projects to third parties.

Facilities

Our principal administrative and marketing facilities are located in Atlanta, Georgia and consist of approximately 2,200 square feet of office space held under a lease that expires November 8, 2000. Our principal research and development facility is located in Beer Shiva, Israel and consists of approximately 3,000 square feet of office space held under a lease that expires September 1, 2000.

Legal Proceedings

We are not currently party to any pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information, as of October 30, 1999, regarding the executive officers and directors of the Corporation:

Name                     Age  Position

Yehoshua Sagi(1)(2)(4)        61   Chairman of the Board; Director
Altaf S. Nazerali(1)(2)(4)    46   President; Chief Executive Officer;
                                   Director
Noel Bambrough(3)(4)          61   Executive Vice President; Chief Operating
                                   Officer; Director
Menachem Tassa(3)(4)          57   Executive Vice President, Research and
                                   Development; Director
Ross Wilmot                   55   Vice President, Finance; Director
Marco Genoni                  52   Vice President, Marketing
Yechiel Y. Sharabi(1)(2)(4)   66   Director
Amnon Shai                    65   Director

_____________________________

(1)Member of Audit Committee.
(2)Member of Compensation Committee.
(3)Member of Intellectual Property Committee.
(4)Member of Executive Committee.

Yehoshua Sagi has served as Chairman of the Board and Director of the Company since May 29, 1998. He was elected as a member of the Israeli Knesset in 1988 and as the Mayor of Bat-Yam, Israel in 1993. He continues to serve in those capacities through to present. He previously headed Israeli Military Intelligence, and was President of Tadiran Systems.

Altaf S. Nazerali has served as President, Chief Executive Officer and Director of the Company since its incorporation in December 1997. In addition, Mr. Nazerali serves in the following capacities of other companies:
(a) Chief Executive Officer (from November 1995 to present), President and Director (each from October 1995 to present) of Multivision Communications Corp, the operator of MMDS TV systems in Bolivia.; (b) Director of CTF Technologies, Inc. (from April 1998 to present), a company engaged in the servicing of electronic refueling technology in Brazil; (c) President and Director of Intacta Technologies Inc. (formerly InfoImaging Technologies Inc., from October 1997 to present), a software technology company; and (d) Chief Executive Officer and President of Canbras Communications Corp. (from November 1994 to October 1995), an operator of pay television and telephone systems in Brazil.

Noel Bambrough has served as Executive Vice President, Chief Operating Officer and Director of the Company since April 1, 1999. From November 1998 through April 1999 Mr. Bambrough served as Consultant to Hunt Power Corporation, a Texas-based utility company. Mr. Bambrough was responsible for developing a Business Plan for the launch of telephone, internet and cable television service to a mixed residential and industrial development owned by Hunt's real estate subsidiary. From April 1995 through November 1998 Mr. Bambrough was Executive Vice-President and Chief Operating Officer of Triax Telecommunications Company L.L.C. From July 1993 to April 1995 he served as Senior Vice-President of Shaw Communications, Inc., a major cable TV corporation. In January 1993 Mr. Bambrough was appointed Interim CEO of Microcell Telecommunications, Inc., a PCS service provider, and served until July 1993. Mr. Bambrough continues to serve as a member of the Board of Directors of Microcell. From 1984 until its acquisition by Shaw Communications in January 1993, Mr. Bambrough served as President and CEO of Cablecasting Ltd.

Menachem Tassa has served as Vice President, Research and Development and Director of the Company since May 29, 1998. He is General Manager of Intacta Labs Ltd., the Company's research and development subsidiary based in Beer Sheva, Israel. Dr. Tassa has three PhDs in applied mathematics, physics and chemistry. He has been with the Company and its predecessors since 1994. Between 1990 and 1992, he was a telecom consultant. Prior to 1990, he occupied various senior scientific positions with the Israeli government.

Ross Wilmot is a chartered accountant providing financial management services since August 1991 to public companies. He has special expertise in international operations and high tech start-ups, and has completed numerous business valuations and acquisitions in this sector. He is also experienced in public company reporting practices in both the United States and Canada. He has served as Vice President, Finance and Director of the Company since its incorporation in December, 1997.

Marco Genoni has served as Vice President, Marketing for the Company since September 30, 1998. Since 1997, he has served as President and Managing Partner of Premier Stratatech Inc., a private marketing and consulting company specializing in high technology products. From 1994 to 1997, he served as President and Chief Executive Officer of Memotec Communications Inc., a public company that produces and sells telecommunications and network products for medium and large enterprises. Mr. Genoni received his Masters of Science in Physics from the Swiss Institute of Technology in 1971 and his Ph.D. in Chemistry from the University of Basle (Switzerland) in 1974.

Amnon Shai has served as a Director of the Company since May 29, 1998. Mr. Amnon Shai was Minister-Counselor for Commercial Affairs in the Israeli Embassy in Paris from 1995 to 1998. From 1993 to 1995 he was Director of the European Division, Foreign Trade Administration at the Ministry of Industry and Trade. He completed his Masters in Business Administration at Columbia University in New York in 1969. He graduated from the Hebrew University in Jerusalem, majored in Political Science and Economics.

Yechiel Y. Sharabi has served as a Director of the Company from May 29, 1998 to December 9, 1998. He rejoined the Board effective September 1, 1999. He was managing director of Mandate Management Ltd. from 1991 to 1998. Mr. Sharabi earned his Masters in Public Administration in New Haven University of Connecticut in 1996. He graduated with a Bachelor of Arts in General History from the University of Tel Aviv.

Each director is elected for a period of one year at our annual meeting of shareholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board. There are no family relationships among any of the directors and executive officers of the Corporation.

Board Committees

On September 9, 1998, our board of directors established an audit committee, compensation committee, and executive committee. Our board created the intellectual property committee on September 21, 1999.

Audit Committee. The audit committee of the board of directors reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors. Messrs. Nazerali, Sagi and Sharabi are members of this committee.

Compensation Committee. The compensation committee of the board of directors reviews and recommends to the board of directors the compensation and benefits of all our executive officers and establishes and reviews general policies relating to compensation and benefits of our employees. Messrs. Nazerali, Sagi and Sharabi are members of this committee. Except as described in "Related Party Transactions," no interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Intellectual Property Committee. The intellectual property committee of the board of directors establishes, amends and maintains guidelines of Intacta regarding the handling of intellectual property matters. Messrs. Bambrough and Tassa are members of this committee. In addition, the secretary of Intacta, Ms. Sandra Buschau, serves on this committee.

Executive Committee. The executive committee of the board of directors manages our day-to-day affairs and decides strategic direction. Messrs. Bambrough, Nazerali, Sagi, Sharabi and Tassa are members of this committee.

Except as set forth in "Related Party Transactions," no interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Director Compensation

We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board and committee meetings. We do not provide additional compensation for committee participation or special assignments of the board of directors. Of our directors, only Messrs. Sagi, Shai and Sharabi received stock options for their participation on our board. Messrs. Sagi, Shai and Sharabi each received options to purchase 50,000 shares at a price of $1.50 per share.

Executive Compensation

The following table sets forth the compensation paid to our chief executive officer and one other most highly compensated executive officer for the year ended December 31, 1998. No other executive officer of Intacta earned a salary and bonus for such fiscal year in excess of $100,000.


Summary Compensation Table

                                Annual       Long Term
                             Compensation   Compensation
                                             Securities          All Other
Name and Principal Position     Salary     Underlying Option  Compensation
                                               SARs (#)
Altaf S. Nazerali              $25,000 (1)     150,000              --
President and CEO             $100,000 (2)

Menachem Tassa                $120,000 (1)     150,000              --
Vice Executive Vice           $120,000 (2)
President, R&D
________________________

(1)Compensation in 1998
(2)Compensation in 1999.  This compensation is paid directly to Mr.
Nazerali from Pensbreigh Holdings Ltd. from the monthly consulting fee we pay to Pensbreigh. See "Employment Contracts - Altaf S. Nazerali."

Employment Contracts

Altaf S. Nazerali

We entered into a Consulting Agreement with Pensbreigh Holdings Ltd., an independent contractor engaged in the business of providing various corporate and consulting services to businesses, of which Mr. Nazerali is a shareholder and officer ("Pensbreigh"), dated as of March 1, 1999. Pursuant to the terms of the agreement, Pensbreigh, which is controlled by Mr. Nazerali, provides the services of Mr. Nazerali and others to us. During the initial term of the agreement, we agreed to pay Pensbreigh a monthly fee of US$16,666.00. Beginning in October 1999, this fee has been accrued and not paid. Mr. Nazerali is not an employee of Intacta and is therefore not entitled to any benefit plans to which regular employees are entitled.

Marco Genoni

We entered into a letter agreement with Mr. Genoni, dated as of September 30, 1998, governing Mr. Genoni's services to us as Vice-President of Marketing, on a contracting basis. Pursuant to the terms of the letter agreement, Mr. Genoni is paid a monthly fee of US$5,000. In addition to the monthly fee, we granted Mr. Genoni options to purchase 30,000 shares of common stock of Intacta at U.S.$1.50 per share. Pursuant to the terms of the letter agreement, we and Mr. Genoni also agreed to a bonus structure as follows:

- 20% of any sales made by first reseller, including value added resellers ("VARs") and original equipment manufacturers ("OEMs"), during first year of employment;
- 15% of any sales made by any reseller during first year of employment;
- 10% of any sales made by any reseller during second year of employment;
- 5% of any sales made by any reseller during third, fourth and fifth years year of employment;

Noel Bambrough

On March 31, 1999, we entered into an employment agreement with Noel Bambrough, governing Mr. Bambrough's services to Intacta as Executive Vice President and Chief Operating Officer. Commencing April 1, 1999 through the closing of our next round of financing, we will pay Mr. Bambrough U.S. $12,500 per month. Commencing on the first full month of employment after the closing of our next round of financing, we will pay Mr. Bambrough U.S. $20,833 per month in base salary. After the closing of our next round of financing, Mr. Bambrough will also be eligible for a bonus not to exceed $U.S. 100,000 per year based on the achievement of certain agreed upon business goals and targets. Pursuant to the terms of the agreement, we granted Mr. Bambrough an option to purchase 200,000 shares of common stock at a price of U.S. $4.00.
In addition, subject to board of directors' approval, we must issue a minimum of 10% of any future pools to Mr. Bambrough.

Option Grants in Last Fiscal Year

The following table sets forth certain information regarding stock option grants to our chief executive officer and one other most highly compensated executive officer during the fiscal year ended December 31, 1998. The potential realizable value is calculated based on the assumption that the common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of its term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by:

- multiplying the number of shares of common stock subject to a given option by the exercise price;
- assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and
- subtracting from that result the aggregate option exercise price.

Option Grants in the Last Fiscal Year

Individual Grants

Name                                                        Altaf Nazerali
Number of Securities Underlying Options Granted             150,000
% of Total Options Granted to Employees in Fiscal year (1)  14.9%
Exercise or Base Price (per share)(2)                      $1.50
Potential Realized Value at Assumed Annual Rates of Stock   6/1/00
  Price Appreciation for Option Term
     5%                                                    $17,200
     10%                                                   $34,900

Name                                                       Menachem Tassa
Number of Securities Underlying Options Granted            150,000
% of Total Options Granted to Employees in Fiscal year (1) 14.9%
Exercise or Base Price (per share)(2)                      $1.50
Potential Realized Value at Assumed Annual Rates of Stock   6/1/01
  Price Appreciation for Option Term
     5%                                                    $23,400
     10%                                                  $60,900

Option Exercises and Fiscal Year-End Values

The following table sets forth for our chief executive officer and one other most highly compensated executive officer, the number of shares acquired upon exercise of stock options during the fiscal year ended December 31, 1998 and the number of shares subject to exercisable and unexercisable stock options held at December 31, 1998.

Aggregated Option Exercises in Last Fiscal Year
And Fiscal Year-End Option Values

Name                                         Altaf Nazerali
Shares Acquired on Exercise                       --
Value Realized                                    --
Number of Securities Underlying Unexercised Options
 at December 31, 1998
      Exercisable                                 --
     Unexercisable                           150,000
Value of Unexercised In-the-Money Options at
  December 31, 1998
     Exercisable                                  --
     Unexercisable                          $423,000

Name                                         Menachem Tassa
Shares Acquired on Exercise                       --
Value Realized                                    --
Number of Securities Underlying Unexercised Options
 at December 31, 1998
      Exercisable                                 --
     Unexercisable                           150,000
Value of Unexercised In-the-Money Options at
  December 31, 1998
     Exercisable                                  --
     Unexercisable                          $423,000

Stock Option Plan

On June 1, 1999, our board of directors approved the creation of the 1998 Stock Option Plan. Under the plan, the board of directors may grant incentive and non-qualified options to acquire up to a total of 1,667,100 common shares to our directors, officers, employees and consultants. To date, our board has granted options to acquire 1,375,000 common shares.

The plan is intended to retain the services of our valued key employees and consultants and others that the plan administrator may select to:

- encourage our employees and consultants to acquire a greater proprietary interest in Intacta;
- serve as an aid and inducement in the hiring of new employees; and
- provide an equity incentive to consultants and others selected by the plan administrator.

The primary difference between "incentive stock options" and non-qualified options is the tax treatment of the option holder. Subject to certain conditions, a holder of an incentive stock can defer recognition of income for tax purposes until the shares underlying the options are sold. A holder of a non-qualified option generally recognizes income on the date of exercise. Incentive stock options may be granted to any individual who, at the time the option is granted, is an employee of Intacta or any related corporation. Non-qualified stock options may be granted to employees and to others at the discretion of the plan administrator. The plan administrator fixes the exercise price for options in the exercise of its sole discretion, except that the exercise price for an incentive stock option must be at least the fair market value per share of the common stock at the date of grant (as determined by the plan administrator in good faith), or in the case of greater-than ten percent shareholders, at least one hundred ten percent of the fair market value per share. The exercise price may be paid in cash or, with the approval of the plan administrator, by other means, including withholding of option shares or delivery of previously held shares. Options granted under the plan vest over a three-year period, with one-third becoming exercisable at the end of each of the three years following the date of grant. The plan administrator may accelerate the vesting of options in its sole discretion.

Options are non-transferable except by will or the laws of descent and distribution or subject to a qualified domestic relations order. With certain exceptions, vested but unexercised options terminate upon the earlier of:

- the expiration of the option term specified by the plan administrator at the date of grant (generally 10 years; or, - with respect to Incentive Stock options granted to greater-than ten percent shareholders, a maximum of five years);
- the expiration of 30 days from the date of an employee optionee's termination of employment with us or any related corporation "for cause" as defined in the plan;
- the expiration of 90 days from the date of an employee optionee's termination of employment with us or any related corporation for any reason whatsoever other than for cause, death or disability (unless, in the case of non-qualified stock options, extended by the plan administrator); or
- the expiration of one year from the date of death or disability (as defined in the plan) of the optionee.

If an employee optionee's employment is terminated by death, any option held by the optionee is exercisable only by the person or persons to whom such optionee's rights under the option pass by the optionee's will or by the laws of descent and distribution of the state or county of the employee optionee's domicile at the time of death. Unless accelerated in accordance with the plan, unvested options terminate immediately upon termination of employment of the optionee by us for any reason, including death or disability, and upon a change of relationship between the optionee and us, such as from employee to consultant. The plan administrator may amend or modify the plan, except that no amendment with respect to an outstanding option may be made over the objection of the holder of the option (other than those provisions triggering acceleration of vesting of outstanding options).

Indemnification of Directors, Officers and Others

Our Articles of Incorporation provide that we shall have the right to indemnify any person for any liability or expenses incurred by that person by reason of the fact that he was a director, officer, employee or agent and has the right to advance or pay the expenses of directors and officers in defending civil or criminal suit or proceeding to the full extent provided by the Private Corporation Law of Nevada.

Our Bylaws provide that to the fullest extent permitted by law we may indemnify our directors, officers and others who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding.

We do not maintain directors' and officers' liability insurance as of the date of this prospectus.

RELATED PARTY TRANSACTIONS

On May 31, 1998, we entered into an exchange agreement with Corsa S.A. Holdings, an entity organized under the laws of Luxembourg. Corsa, 90% controlled by Mr. Arie Halpern and 10% controlled by Shira Advising, Communication and Investment Ltd., an Israeli corporation controlled by Yechiel Y. Sharabi, one of our directors, and Hadassa Y. Sharabi, Mr. Sharabi's wife, owned 69% of our common stock upon closing of the exchange agreement. Pursuant to the exchange agreement, Corsa transferred 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd. to us. In exchange, we issued 11,486,00 shares of common stock to Corsa. Corsa subsequently sold 7,486,000 shares of its common stock to some of the Selling Shareholders whose shares we are registering for resale pursuant to this prospectus.

Pursuant to the exchange agreement, we agreed with Corsa that our board of directors would be increased from three to seven persons, of which Corsa had the right to appoint five directors (consisting of Yechiel Y. Sharabi, Amnon Shai, Joshua Sagui, Marc Nehamkin and Menachem Tassa) and we maintained the right to appoint two directors (consisting of Altaf Nazerali and Ross Wilmot). Pursuant to the exchange agreement, we agreed to do the following:

- enter into a Shareholders' Agreement governing the election of directors;
- implement an equity incentive plan; and
- raise an additional $5,000,000 gross through the sale of common stock following the closing date of the exchange agreement.

We raised an additional $5,000,000 gross through the sale of one million shares of common stock to MFC Merchant Bank SA in December of 1998 for a total of $4,000,000 and the conversion into shares of common stock of advances made to us by Valor Invest Limited for approximately $1,000,000. We are registering for resale shares of our common stock by MFC Merchant Bank and Valor Invest Limited pursuant to this prospectus.

Through a series of loans, Valor Invest Limited loaned Intacta a total of $952,000. On June 30, 1999, Intacta issued 238,000 shares of common stock on a private placement basis to Valor Invest Limited in repayment of the $952,000, pursuant to a loan conversion at the rate of $4.00 per share.

During the calendar year 1998, Intacta paid approximately $257,000 to International Portfolio Management in connection with administrative services provided to Intacta. Altaf S. Nazerali, President, Chief Executive Officer and a director of Intacta, is the sole shareholder of International Portfolio Management. Ross Wilmot, Vice President, Finance and a director of Intacta, is the Vice President, Finance of International Portfolio Management. Sandra
W. Buschau, the Secretary of Intacta, is a Vice President of International Portfolio Management.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information concerning the beneficial ownership of our outstanding common stock as of September 30, 1999 for:

- each person or group that we know owns beneficially more than 5% of our common stock;
- each of our directors and executive officers individually; and
- all directors and executive officers as a group.

Certain rules of the Securities and Exchange Commission define the term, "beneficial ownership." Under these rules, the term includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules also deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options but do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage of ownership for each stockholder is based on 17,909,000 shares of common stock outstanding as of September 30, 1999, together with applicable options for that shareholder. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power over the number of shares listed opposite their names. The information provided in the table below assumes no exercise of the underwriters' over-allotment option.

                                                      Percent of
                                                   Shares Outstanding
Name and Address         Number of Shares         Before         After
of Beneficial Owner     Beneficially Owned       Offering       Offering

Yehoshua Sagi                        --             --             --
65 Ben-Gurion Street
Bat-Yam 59372, Israel

Altaf S. Nazerali(1)            192,000             1%             1%
555 Palisade Drive
North Vancouver, B.C. V7R 2H9
Canada

Noel Bambrough                       --             --             --
670 Tuxedo Place N.W.
Atlanta, GA 30342
USA

Menachem Tassa                       --             --             --
26 Habani St., #16
Jerusalem 96264, Israel

Ross Wilmot                          --             --             --
13548 19th Avenue
South Surrey, B.C. V4A 6B4
Canada

Marco Genoni                         --             --             --
4346 Westmount Avenue
Montreal, QC H3Y 1W5
Canada

Yechiel Y. Sharabi              400,000             2.3%           2.3%
Ha'techiya 12
Holon 58401, Israel

Amon Shai                            --             --             --
20 Amzallag St.
Tel Aviv 65148, Israel

Corsa S.A. Holdings(2)        4,000,000             22.3%          22.3%
Rue Notre Dame
Luxembourg
Grand Duchy of Luxembourg

Cybermind AG(3)               1,500,000             8.4%           --

All Officers and Directors      592,000             3.3%           3.3%
as a Group (7 Persons)


(1) All of these shares are held indirectly by Mr. Nazerali through his partial ownership of Pensbreigh Holdings Ltd.
(2) Corsa S.A. Holdings is a Luxembourg holding company 90% controlled by Mr. Arie Halpern and 10% controlled by Shira Advising, Communication and Investments Ltd., a company controlled by Mr. Yechiel Y. Sharabi.
(3) Cybermind AG is a selling shareholder whose shares are being registered for resale on the registration statement of which this prospectus forms a part. We are registering all 1,500,000 shares held by Cybermind AG; however, Cybermind AG may sell any, all or none of its shares.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share. The following is only a summary of provisions of the common stock and the preferred stock. It is not complete and may not contain all the information you should consider before investing in the common stock. You should carefully read our articles of incorporation and bylaws, which are included as an exhibit to the registration statement containing this prospectus.

Common Stock

As of September 30, 1999, we were authorized to issue 100,000,000 shares of common stock, of which 17,909,000 shares were issued and outstanding held of record by 45 stockholders. This public offering consists solely of shares of common stock being resold by selling shareholders. Therefore, this offering will not affect the total number of shares of common stock issued and outstanding.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences of any outstanding preferred stock, the holders of shares of common stock are entitled to receive any dividends the board of directors declares out of funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of Intacta, the holders of shares of common stock are entitled to share all of our assets remaining after payment of liabilities and after giving effect to the liquidation preferences of any outstanding preferred stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock
Our articles of incorporation grant our board of directors the authority to issue up to 50,000,000 shares of preferred stock. Nevada law provides our board of directors the authority to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares without any further vote or action by the stockholders.

Anti-takeover Effects of Certain Charter and Bylaws Provisions and the Nevada Business Corporation Act

Nevada law provides that any agreement providing for the merger, consolidation or sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Article of Incorporation. Our Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for certain types of mergers, plans of reorganization, or exchanges or sales of all or substantially all of the assets of a corporation. Under Nevada law, a stockholder does not have the right to dissent with respect to:

- a sale of assets or reorganization, or
- any plan of merger or any plan of exchange, if the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market Systems, or are held of record by note less than 2,000 shareholders, and the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market System, or are held of record by not less than 2,000 holders.

The Nevada Private Corporation Law also has three provisions designed to deter take-over attempts:

Control Share Acquisition Program. Under Nevada law, when a person has acquire or offers to acquire one-fifth, one-third or a majority of the stock of a corporation, stockholders meeting must be held after delivery of an "offerors" statement, at the offerors expense, so that the stockholders of stockholders of the corporation can vote on whether the shares proposed to be acquired can exercise voting rights. Except as otherwise provided in a corporation's article of incorporation, the approval of the majority of the outstanding stock not held by the offerors is required so that the stock held by the offerors will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the articles of incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provides that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.

Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any "combinations," which is broadly defined to include mergers, sales and leases of assets, issuances of securities and similar transactions with an "interested stockholder," which is defined as the beneficial owner of 10% or more of the voting power of the corporation, and certain affiliates of their associates for three years after an interested stockholder's date of acquiring the shares, unless the combination or the purchase of the shares by the interested stockholder is first approved by the board of directors. After the initial three-year period, any combination must still be approved by a majority of the voting power not beneficially owned by the interested stockholder or the interested stockholders affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by stockholders as a result of the combination is at least equal to the highest of the highest bid per share of each class or series of shares, including the common shares, on the date of the announcement of the combination or on the date the interested stockholder acquired the shares, or for holders of preferred stock, the highest liquidation value of the preferred stock.

Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interest of the corporation,. Amy consider the interest of the corporations employees, suppliers, creditors and customers, the economy of the state and the nation, the interest of the economy and of society and the long-term, as well as short-term, interests of the corporation and its stockholders, including the possibility that those interest may be best served by the continued independence of the corporation. The directors may also resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interest of the corporation "upon consideration of the interest of the corporation's stockholders," or for one of the other reasons described above. The directors may also take action to protect the interests of the corporation's stockholders.

Transfer Agent and Registrar

The registrant and transfer agent for our shares of common stock is Corporate Stock Transfer, Republic Plaza, 370 17th Street, Suite 2350, Denver, Colorado, 80202-4614.

SHARES ELIGIBLE FOR FUTURE SALE

There are 17,909,000 shares of common stock outstanding, 5,185,000 of which are freely tradable and 8,874,000 of which are restricted securities that may be offered by the selling stockholders pursuant to this prospectus as described below.

Subject to the Registration Statement being declared and remaining effective, all of the selling stockholder shares that may be offered hereby will be immediately tradable without restriction or further registration under the Securities Act.

No prediction can be made as to the effect, if any, that sales of shares of common stock by the selling stockholders, or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of its equity securities.

PLAN OF DISTRIBUTION

We are registering the Shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Shareholders. Sales of Shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Shares, through short sales of Shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Shares by the Selling Shareholders.

The Selling Shareholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The Selling Shareholders and any broker-dealers that act in connection with the sale of Shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each Selling Shareholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act.
We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling Shareholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Upon being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Act, disclosing (I) the name of each selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold,
(iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

Dorsey & Whitney LLP will pass upon the legality of the shares offered by this prospectus.

EXPERTS

The financial statements of Intacta Technologies, Inc. included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP and by Meredith, Cardozo, Lanz & Chiu, LLP, whose practice was combined with BDO Seidman, LLP, as stated in BDO Seidman, LLP's report, independent certified public accountants, to the extent and for the periods set forth in their report (which contain an explanatory paragraph regarding Intacta's ability to continue as a going concern) appearing in this prospectus and in the registration statement, and are included in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the shares being sold in this offering. We have not included in this prospectus some information contained in the registration statement, and you should refer to the registration statement, including exhibits and schedules filed with the registration statement, for further information. You may review a copy of the registration statement from the public reference section of the Securities and Exchange Commission in Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549; and at the SEC's Regional Office located at: 7 World Trade Center, Suite 1300, New York, New York 10048 and 1400 Citicorp Center, 500 West Madison Street, Chicago, IL 60661. You may also obtain copies of such materials at prescribed rates from the public reference section at the Commission, Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Intacta Technologies Inc.
Financial Statements

                                                       Page

Audited Consolidated Financial Statements                        F-2
  Report of Independent Accountants                              F-5
  Balance Sheets for the periods ended December 31, 1997 and
     December 31, 1998                                           F-6
  Statements of Operations for the periods ended December 31,
     1996, December 31, 1997 and December 31, 1998               F-8
  Statements of Shareholders' Equity/Deficiency for the periods ended December 31, 1996, December 31, 1997 and December
     31, 1998                                                    F-9
  Statements of Cash Flows for the periods ended December 31,
     1996, December 31, 1997 and December 31, 1998               F-10
  Notes to Financial Statements                                  F-11

Unaudited Financial Statements                                   F-24
  Balance Sheet for the nine months ended September 30, 1999     F-24

  Consolidated Statement of Operations and Deficit for the nine
     months ended September 30, 1999                             F-25
  Consolidated Statement of Cash Flows for the nine months
     ended September 30, 1999                                    F-26

ITI InfoImaging
Technologies, Inc.

Financial Statements
Years Ended December 31, 1998, 1997 and 1996

ITI InfoImaging
Technologies, Inc.

Financial Statements
Years Ended December 31, 1998, 1997 and 1996

ITI InfoImaging Technologies, Inc.

Contents

Audited Consolidated Financial Statements                        F-2
Report of Independent Certified Public Accountants               F-5
Financial Statements
     Balance sheets                                              F-6
     Statements of operations                                    F-8
     Statements of shareholders' equity (deficiency)             F-9
     Statements of cash flows                                    F-10
     Notes to financial statements                               F-11-F-23

Report of Independent Certified Public Accountants

To The Board of Directors and Shareholders of
ITI InfoImaging Technologies, Inc.

We have audited the consolidated accompanying balance sheet of ITI InfoImaging Technologies, Inc. as of December 31, 1998 and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of one foreign subsidiary, whose statements reflect total assets of $801,500 as of December 31, 1998 and total revenues of $0 for the year then ended. Those statements were audited by other auditors whose report dated March 16, 1999 has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of the other auditors. The combined balance sheet of ITI InfoImaging Technologies, Inc. and Fontech Ltd., the predecessor entity, as of December 31, 1997 and the combined statements of operations, shareholders' deficiency and cash flows for the years ended December 31, 1997 and 1996 were audited by Meredith, Cardozo, Lanz & Chiu LLP (MCLC), whose practice has been combined with our Firm and whose reports dated February 20, 1998 and August 11, 1998, respectively, included explanatory paragraphs that discussed conditions that raised substantial doubt about the Company's ability to continue as a going concern. MCLC did not audit the financial statements of Fontech, whose statements reflected total assets of $261,000 as of December 31, 1997 and total revenues of $26,100 and $20,600 for the years ended December 31, 1997 and 1996, respectively. Those statements were audited by other auditors whose report dated February 12, 1998 had been furnished to MCLC, whose opinion, insofar as it related to the amounts included for Fontech, was based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ITI InfoImaging Technologies, Inc. at December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and, at December 31, 1998, has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

San Jose, California
April 2, 1999

ITI InfoImaging Technologies, Inc.

Balance Sheets

                                          (Consolidated)     (Combined)
December 31,                                       1998           1997

Assets
Current Assets:
Cash and cash equivalents (Note 12)          $3,047,100      $ 169,100
Accounts receivable, less allowance for
  doubtful accounts of $18,400 and
  $68,400, respectively (Notes 11 and 12)        11,400        195,800
Inventories (Note 2)                            298,700        474,700
Employee and other receivables                   44,400          9,300
Prepaid expenses and other current assets        14,700         17,300
                                             ----------     ----------
Total Current Assets                          3,416,300        866,200
Property and Equipment, net (Note 3)            231,700        116,600
Other Assets, net                               112,700        169,000
                                             ----------     ----------
                                              3,760,700      1,151,800
                                             ==========     ==========

See accompanying notes to financial statements.

ITI InfoImaging Technologies, Inc.

Balance Sheets

                                           (Consolidated)     (Combined)
December 31,                                        1998           1997

Liabilities and Shareholders' Equity (Deficiency)
Current Liabilities:
Accounts payable                                  93,800        261,800
Advances from shareholder (Notes 4
  and 15)                                      1,321,000      9,919,800
Accrued expenses (Note 5)                         77,300        190,000
Deferred revenue                                      --         51,300
Notes payable                                         --        136,700
                                              ----------     ----------
Total Current Liabilities                      1,492,100     10,559,600
                                              ----------     ----------
Commitments and Contingencies (Note 6)
Shareholders' Equity (Deficiency)
  (Notes 7 and 13):
  Preferred stock, $.0001 par value;
    50,000,000 shares authorized; no shares
    issued and outstanding                            --             --
  Common stock, $.0001 par value;
    100,000,000 shares authorized; 17,671,000
    and 11,486,000 shares issued and
    outstanding, respectively                      1,800          1,200
Additional paid-in capital                    15,651,600      1,498,800
Accumulated deficit                          (13,384,800)   (10,907,800)
                                              ----------     ----------
Total Shareholders' Equity (Deficiency)        2,268,600     (9,407,800)
                                              ----------     ----------
                                               3,760,700      1,151,800
                                              ==========     ==========

See accompanying notes to financial statements.

ITI InfoImaging Technologies, Inc.

Statements of Operations

                                    (Consolidated) (Combined)       (Combined)
Years ended December 31,                     1998       1997             1996

Net Sales (Notes 11)                      137,800    894,900        1,019,600
Cost of Sales (Note 2)                    336,300    357,500          514,100
                                       ---------- ----------       ----------
Gross Margin                             (198,500)   537,400          505,500
                                       ---------- ----------       ----------
Operating Expenses: (Note 8)
Research and development                  773,800    343,200          331,900
Sales and marketing                       113,100    297,000          526,800
General and administrative              1,160,300  1,353,100        1,605,200
                                       ---------- ----------       ----------
Total Operating Expenses                2,047,200  1,993,300        2,463,900
                                       ---------- ----------       ----------
Loss From Operations                   (2,245,700)(1,455,900)      (1,958,400)
                                       ---------- ----------       ----------
Other (Expense) Income:
Interest expense                         (210,000)        --               --
Interest expense shareholder (Note 4)          --   (755,300)        (578,700)
Other                                     (19,600)    13,100            8,100
                                       ---------- ----------       ----------
Total Other (Expense) Income             (229,600)  (742,200)        (570,600)
                                       ---------- ----------       ----------
Loss Before Provision for Income
  Taxes                                (2,475,300)(2,198,100)      (2,529,000)
Provision for Income Taxes (Note 9)         1,700      1,600              800
                                       ---------- ----------       ----------
Net Loss                               (2,477,000)(2,199,700)      (2,529,800)
                                       ========== ==========       ==========

Basic and Diluted Loss per Common Share     (0.15)     (0.19)           (0.22)
                                       ========== ==========       ==========
Basic and Diluted Weighted Average
  Common Shares Outstanding            16,701,583 11,486,000       11,486,000
                                       ========== ==========       ==========

See accompanying notes to financial statements.

ITI InfoImaging Technologies, Inc.

Statements of Shareholders' Equity (Deficiency)

                                                Additional
                         Common Stock           Paid-in   Accumulated
                       Shares     Amount        Capital   Deficit       Total

January 1, 1996     1,320,878  1,500,000             --  (6,178,300)(4,678,300)
Recapitalization   10,165,122 (1,498,800)     1,498,800          --         --
Net loss                   --         --             --  (2,529,800)(2,529,800)
                   ---------- ----------     ----------  ---------- ----------
December 31, 1996  11,486,000      1,200      1,498,800  (8,708,100)(7,208,100)
Net loss                   --         --             --  (2,199,700)(2,199,700)
                   ---------- ----------     ----------  ---------- ----------
December 31, 1997  11,486,000      1,200      1,498,800 (10,907,800)(9,407,800)
Contributed capital        --         --        183,600          --    183,600
Contributed capital
  from principal
  shareholder for
  retirement of debt       --         --      8,929,800          --  8,929,800
Common stock issued
  in connection with
  reverse
  acquisition       5,185,000        500      1,439,500          --  1,440,000
Issuance of common
  stock in Private
  Placement, net of
  issuance costs of
  $400,000          1,000,000        100      3,599,900          --  3,600,000
Net loss                   --         --             --  (2,477,000)(2,477,000)
                   ---------- ----------     ----------  ----------  ---------
December 31, 1998  17,671,000      1,800     15,651,600 (13,384,800) 2,268,600
                   ========== ==========     ==========  ========== ==========

See accompanying notes to financial statements.

ITI InfoImaging Technologies, Inc.

Statements of Cash Flows (Note 13)

Years ended December 31,                   1998           1997           1996
Cash Flows From Operating Activities:
Net loss                             (2,477,000)    (2,199,700)    (2,529,800)
Adjustments to reconcile net
  loss to net cash (used in)
  provided by operating activities:
    Depreciation and amortization        92,100         89,200         77,300
    Allowance for doubtful accounts          --         54,400             --
    Write-down of inventory (Note 2)    240,100             --             --
    Write-down of other assets           49,000             --             --
    Changes in operating assets
      and liabilities:
     Accounts receivable                184,400       (105,300)      (135,200)
     Inventories                        (64,100)        71,600       (546,300)
     Employee and other receivables     (35,100)        58,600        (66,700)
     Prepaid expenses and other
       current assets                     2,600        (11,200)        (4,400)
     Accounts payable                  (168,000)        17,100         78,600
     Accrued interest on advances
       from shareholder                      --        568,300        434,200
     Accrued expenses                  (112,700)       (17,200)       107,600
     Deferred revenue                   (51,300)      (223,900)       134,000
                                     ----------     ----------     ----------
  Net Cash Used In Operating
    Activities                       (2,340,000)    (1,698,100)    (2,450,700)
                                     ----------     ----------     ----------
Cash Flows From Investing Activities:
Cash acquired in purchase of
  business                            1,440,000             --             --
Capital expenditures                   (191,900)       (22,900)       (91,900)
Other assets                             (8,000)       (70,400)       (29,400)
                                     ----------     ----------     ----------
Net Cash Provided By (Used) In
  Investing Activities                1,240,100        (93,300)      (121,300)
                                     ----------     ----------     ----------
Cash Flows From Financing Activities:
Contributed capital                     183,600             --            --
Net proceeds from Private Placement   3,600,000             --            --
Advances from shareholder             3,062,000      2,064,100     2,533,500
Repayments of shareholder advances   (2,731,000)            --            --
Advances on notes payable                    --             --       148,400
Repayments of notes payable            (136,700)      (161,900)     (133,700)
                                     ----------     ----------     ----------
Net Cash Provided By Financing
  Activities                          3,977,900      1,902,200      2,548,200
                                     ----------     ----------     ----------
Net Increase (Decrease) in Cash
  and Cash Equivalents                2,878,000        110,800        (23,800)
Cash and Cash Equivalents,
  beginning of year                     169,100         58,300         82,100

                                     ----------     ----------     ----------
Cash and Cash Equivalents,
  end of year                         3,047,100        169,100         58,300
                                     ==========     ==========     ==========


See accompanying notes to financial statements.

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

1.   Summary of Accounting Policies

The Company

ITI InfoImaging Technologies, Inc. (formerly InfoImaging Technologies, Inc., a public corporation) (the Company), a Nevada corporation, was incorporated in October 1997.

On May 31, 1998, the Company completed the acquisition of 100% of the outstanding common stock of ITI InfoImaging Technologies, Inc. (ITI), a Delaware corporation, and Fontech Ltd. (Fontech) in exchange for 11,486,000 shares of the Company's $.0001 par value common stock. For accounting purposes, the acquisition has been treated as the acquisition of the Company by ITI and Fontech, with the combined entity of ITI and Fontech, companies under common control, as the acquirer (reverse acquisition). Since the Company prior to the reverse acquisition was a public corporation with no significant operations, pro forma information giving effect to the acquisition is not presented. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as a recapitalization of ITI. The shares held by the shareholders of the Company prior to the acquisition (5,185,000 shares) have been recognized as if they were issued in connection with the acquisition of the Company by ITI.

ITI was incorporated in September 1994. ITI is engaged in the sale and marketing of advanced compression and imaging technology products used for transmitting and storing information. Products are sold through both direct and indirect channels of top retailers, resellers and distributors. Bundled and private labeled versions of the products are also sold through well-known and recognized original equipment manufacturer customers around the world.

Fontech, an Israeli corporation, began operations in June 1992. Fontech conducts product research, development and manufacturing in the high tech area of Beer-Shiva, Israel, and is currently conducting research into even greater time and cost savings techniques for easily transmitting and storing data in secure formats.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has an accumulated deficit of $13,384,800 as of December 31, 1998, and incurred losses of $2,477,000, $2,199,700, and $2,529,800 for the years ended December 31, 1998, 1997 and
1996, respectively.

These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability

ITI InfoImaging Technologies Inc.

Notes to Financial Statements

to obtain additional financing as may be required and ultimately to attain profitability. The Company is actively marketing its existing and new products, which it believes will ultimately lead to profitable operations, and is seeking to raise additional capital. There can be no assurance that the Company will be successful in its efforts.

Consolidation and Combination

The accompanying consolidated financial statements for the year ended December 31, 1998 include the amounts of the Company and its wholly owned subsidiaries. The combined financial statements for the years ended December 31, 1997 and 1996 include the amounts of ITI and Fontech. All intercompany accounts and transactions have been eliminated in the consolidated and combined financial statements.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first in, first out) and market.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight line method over the estimated useful lives of the assets, generally ranging from three to seven years. Leasehold improvements are amortized using the straight line method over the lesser of the lease term and the estimated useful lives of the related assets, generally three to seven years.

Other Assets

Other assets, consisting principally of patents, are amortized on a straight-line basis over the estimated useful lives of the assets, generally ten years. As of December 31, 1998 and 1997, accumulated amortization aggregated approximately $55,500 and $40,400, respectively.

Long Lived Assets

Long-lived assets, such as patents and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Revenue Recognition

Sales are recognized at the time of shipment provided no significant obligations remain and collectibility is probable.

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

Advertising Costs

The cost of advertising is expensed as incurred. Advertising costs for the years ended December 31, 1998, 1997 and 1996 were approximately $48,100, $261,000 and $150,400, respectively.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits are subject to a valuation allowance when management believes it is more likely than not that the deferred tax assets will not be realized.

Earnings Per Share

The Company has adopted SFAS No. 128, Earnings Per Share, and has restated all periods. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common equivalent shares outstanding during the period, if dilutive.

As a result of the loss incurred in the year ended December 31, 1998, the 662,100 stock options were antidilutive and accordingly, were excluded from the computation of loss per share. There were no common equivalent shares outstanding in the years ended December 31, 1997 and 1996.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No.
133,

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

In February 1998, the FASB issued SFAS No. 132, Employer's Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 did not have a material impact on the Company's current disclosures.

In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for the way companies report information about operating segments in its financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS No. 131 did not have a material impact on the Company's financial statements as the Company operates as one business segment.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, SFAS No. 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income, as defined, includes all changes in equity during the period from non owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available for sale securities. The disclosure prescribed by SFAS No. 130 did not have a material impact on the Company.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents:

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximate fair values.

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

Short term debt:

The fair value of short term debt (advances from shareholder and notes payable) approximates cost because of the short period of time to maturity.

As of December 31, 1998 and 1997, the fair values of the Company's financial instruments approximate their historical carrying amounts.

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

Reclassifications

Certain 1997 and 1996 combined financial statement amounts have been reclassified to conform to the 1998 presentation.

2.   Inventories

As of December 31, 1998 and 1997, inventories comprised:

                                              1998           1997

Components                                 181,000             --
Work in process                             59,100             --
Finished products                           58,600        474,700
                                        ----------     ----------
                                           298,700        474,700
                                        ==========     ==========

During 1998, the Company wrote-off approximately $240,100 of its inventory due to reduced sales and obsolescence, which is included in cost of sales.

3.   Property and Equipment

As of December 31, 1998 and 1997, property and equipment comprised:

                                              1998           1997

Equipment                                  284,300        219,400
Purchased software                         121,500             --
Furniture and fixtures                      58,900         53,400
Vehicles                                    38,200         38,200
                                        ----------     ----------
                                           502,900        311,000
Less accumulated depreciation              271,200        194,400
                                        ----------     ----------
                                           231,700        116,600
                                        ==========     ==========

4.   Advances From Shareholder

Advances from shareholder represent non-interest bearing cash advances for operating expenses that are due upon demand. During the year ended December 31, 1998, the Company received additional paid-in capital from its principal shareholder in exchange for the retirement of $8,929,800 of debt, which included accrued interest of approximately $1,200,000.

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

5.      Accrued Expenses

As of December 31, 1998 and 1997, accrued expenses comprised:

                                              1998           1997
Salaries and related expenses               45,500         50,300
Advertising and consulting                      --         70,000
Severance                                   23,300         32,800
Vacation                                     6,800         28,200
Other                                        1,700          8,700
                                        ----------     ----------
                                            77,300        190,000
                                        ==========     ==========

6.      Commitments

Leases

The Company leases its facilities and certain equipment under operating leases, which expire through August 1999. The facility leases require the Company to pay certain maintenance and operating expenses, such as utilities, property taxes, and insurance costs. Rent expense related to these operating leases was $111,400, $120,500 and $82,500 for the years ended December 31, 1998, 1997 and 1996, respectively.

7.   Shareholders' Equity

Stock Option Plan

In June 1998, the Company adopted its 1998 Incentive Stock Option Plan that provides for the granting of stock options to employees (including officers and directors) at prices not less than 85% of the fair market value of the common shares on the date of the grant. Options vest over a maximum of five years and expire in ten years. The Company has reserved 1,667,100 shares of its common stock for issuance under the incentive stock option plan.

A summary of the status of the Company's stock option plan as of December 31, 1998, and changes during the year then ended, is presented in the following table:

                                   Options   Options        Outstanding
                                  Available                 Wtd.-Avg.
                                  For Grant   Shares        Exer. Price

Beginning                         1,667,100       --                 --
Granted                          (1,005,000)  1,005,000           $1.50
                                 ----------  ----------      ----------
Ending                              662,100   1,005,000           $1.50
                                 ==========  ==========      ==========
Exercisable at year-end                              --
                                             ==========
Weighted average fair value of options granted during year        $0.37
                                                             ==========

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

All the options were granted in June 1998. Accordingly, the options have a remaining contractual life of 9.5 years.

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees. However, no compensation cost has been recognized, as no options were issued below fair market value.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding the net loss as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair market value based method prescribed by SFAS No. 123. The Company estimates the fair value of stock options at the grant date by using the minimum value method with the following assumptions used for the grants during 1998: dividend yield of 0; risk-free interest rate of 5.70%; and an expected life of five years for all plan options.


Under the accounting provisions of SFAS No. 123, the Company's net loss and basic and diluted loss per common share would have been adjusted to the pro forma amounts indicated below:

Years ended December 31,                      1998           1997

Net loss, as reported                   (2,477,000)    (2,199,700)
                                        ==========     ==========
Net loss, pro forma                     (2,514,200)    (2,199,700)
                                        ==========     ==========
Basic and diluted loss per share, as reported(0.15)         (0.22)
                                        ==========     ==========
Basic and diluted loss per share, pro forma  (0.15)         (0.22)
                                        ==========     ==========

8.   Related Party Transactions

During 1998, the Company received administrative, consulting, management and marketing services from several organizations that are owned by directors or shareholders of the Company. These services aggregated approximately $294,200 for the year ended December 31, 1998. There were no similar related party transactions for the years ended December 31, 1997 and 1996.

9.   Income Taxes

For the years ended December 31, 1998, 1997 and 1996, the provision for income taxes consists of current minimum state taxes.

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

The following table summarizes the differences between the income tax expense and the amount computed by applying the Federal income tax rate of 34% in 1998, 1997 and 1996 to loss before income taxes:

Years ended December 31,                 1998           1997           1996

Federal income tax benefit at
  statutory rate                     (841,600)      (747,300)      (859,900)
State income tax benefit, net of
  federal tax benefit                (144,300)      (128,100)      (147,400)
Foreign operations not subject to
  taxes                               277,000        179,100        180,100
Tax benefits not currently
  recognizable                         91,900        122,400         22,500
Change in valuation allowance         618,700        575,500        805,500
                                   ----------     ----------     ----------
                                        1,700          1,600            800
                                   ==========     ==========     ==========

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

As of December 31, 1998 and 1997, deferred tax assets (liabilities) comprise:

                                              1998        1997
Net operating loss carryforward          3,965,000   3,292,400
Accumulated depreciation and
  amortization                              10,300       7,100
                                        ----------  ----------
Total deferred tax assets                3,975,300   3,299,500
                                        ----------  ----------
Reserves not currently deductible         (193,500)   (127,800)
Other, net                                  (2,700)    (11,300)
                                        ----------  ----------
Total deferred tax liabilities            (196,200)   (139,100)
                                        ----------  ----------
Net deferred tax asset                   3,779,100   3,160,400
Valuation allowance                     (3,779,100) (3,160,400)
                                        ----------  ----------
                                                --          --
                                        ==========  ==========

The Company has net operating loss carryforwards available to reduce future taxable income, if any, of approximately $10,803,200, $5,094,400 and $614,300 for Federal, California state and foreign tax purposes, respectively. The benefits from these carryforwards expire through 2018. As of December 31, 1998, management believes it cannot be determined that it is more likely than not that these carryforwards and its other deferred tax assets will be realized, and accordingly, fully reserved for these deferred tax assets.

In 1998, the Company experienced a "change of ownership" as defined by the provisions of the Tax Reform Act of 1986. As such, the Company's future utilization of its net operating loss carryforwards will be limited; however, the Company has not yet determined the amount of limitation.

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

10.   Employee Profit Sharing Plan

The Company has a profit sharing plan (the Plan) covering all eligible employees meeting certain age and service requirements. Under the Plan, the Board of Directors, at their election, can authorize contributions up to a maximum of 3% of eligible participants' total compensation. For the years ended December 31, 1998 and 1997, the Company contributed $2,500 and $9,800, respectively. The Company made no contributions for the year ended December 31, 1996.

11.   Major Customers and Export Sales

Major Customers

During 1998, four customers accounted for approximately 27%, 26%, 15% and 12% of net sales. The customer with 27% of net sales had an accounts receivable balance of $7,200 as of December 31, 1998, while the other major customers had a zero balance.

During 1997, two customers accounted for approximately 14% and 11% of net sales, with accounts receivable of $5,400 and $28,800 as of December 31, 1997, respectively.

During 1996, one customer accounted for approximately 11% of net sales, with accounts receivable of $66,100 as of December 31, 1996.

Geographic Segments

The following table presents sales and other financial information of Fontech, located in Israel, for the years ended December 31, 1998, 1997 and 1996:

Years ended December 31,                 1998          1997           1996

Sales to unaffiliated customers           --         26,100         20,600
                                  ==========     ==========     ==========
Inter-area sales to affiliates        49,900        714,100        696,600
                                  ==========     ==========     ==========
Operating losses                    (601,600)      (272,900)      (310,000)
                                  ==========     ==========     ==========
Long-lived assets                    325,200        185,500         95,400
                                  ==========     ==========     ==========

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

Export Sales

During the year ended December 31, 1998, the Company had sales of approximately $78,400 to the Far East. There were no other significant export sales for 1998. Export sales for the years ended December 31, 1997 and 1996, were as follows:

Years ended December 31,                1997           1996

Far East                               92,100       526,500
Africa/Middle East                     25,700        50,700
South America                              --        34,900
Other                                  12,900         8,100
                                   ----------    ----------
                                      130,700       620,200
                                   ==========    ==========

12.   Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions and, by policy, limits the amounts of credit exposure to any one financial institution.

A significant portion of the Company's accounts receivable are derived from one major class of customer (distributors) with the remainder spread across many other customers in various industries. The Company believes any risk of accounting loss is significantly reduced due to provision being made at the date of sale for returns and allowances, diversity of its products, end customers and geographic sales areas. The Company performs credit evaluation of its customers' financial condition whenever necessary. The Company generally does not require cash collateral or other security to support customer receivables.

13.   Statements of Cash Flows

Cash was paid during the years ended December 31, 1998, 1997 and 1996 for:

Years ended December 31,            1998           1997           1996

Income taxes                       1,700          1,600          2,400
                              ==========     ==========     ==========
Interest                          68,300         52,100          1,900
                              ==========     ==========     ==========

ITI InfoImaging Technologies, Inc.

Notes to Financial Statements

During the year ended December 31, 1998, the Company's non-cash financing activities included the receipt of additional paid-in capital in exchange for the retirement of $8,929,800 of debt. There were no non-cash activities in the years ended December 31, 1997 and 1996.

14.   Year 2000 Issue (Unaudited)

Like other companies, the Company could be adversely affected if the computer systems that the Company and its providers' use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices, such as production equipment, elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurances that the Year 2000 issue will not have an impact on the Company's operations.

15.   Subsequent Events

On January 4, 1999, the Company purchased a $2,575,000 EuroSwiss Securities note, maturing May 31, 1999, with interest at 6.75%. On February 19, 1999, the Company redeemed $500,000 of this note and used $250,000 of this amount to pay down its advances from shareholder.

INTACTA TECHNOLOGIES, INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
(unaudited)

BALANCE SHEET
AS AT SEPTEMBER 30, 1000
(US Dollars)

                                         1999           1998

ASSETS
CURRENT ASSETS
Cash                                1,443,683        612,752
Accounts receivable                    42,231         89,705
Inventory                             307,404        290,642
                                   ----------     ----------
                                    1,793,318        993,099
CAPITAL ASSETS
Computer hardware, furniture, and
  other equipment                     177,892        129,940
OTHER ASSETS                          115,431        113,215
                                   ----------     ----------
                                    2,086,641      1,236,254
                                   ==========     ==========

LIABILITIES
CURRENT LIABILITIES

Accounts payable                      257,500        340,077
Due to related parties                173,505        126,599
Shareholder loan                       89,000      1,671,000
                                   ----------     ----------
                                      520,005      2,137,676

SHAREHOLDERS' EQUITY
CAPITAL STOCK                           1,824      2,901,342
ADDITIONAL PAID-IN CAPITAL         16,603,710      9,113,430
DEFICIT                           (15,038,898)   (12,916,794)
                                   ----------     ----------
                                    2,086,641      1,236,254
                                   ==========     ==========

INTACTA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
(Unaudited)

                                         1999            1998

REVENUES
Product sales                         116,267         182,029
Other revenue                          88,494         130,550
Cost of goods sold                         --        (259,244)
                                   ----------      ----------
GROSS PROFIT                          204,761          53,335
                                   ----------      ----------

EXPENSES
Sales and marketing                    81,105         246,977
Research and development              618,080         830,485
Administration                      1,071,039         668,774
Interest on short-term debt, net        8,290         253,678
Amortization                           73,788          58,477
                                   ----------      ----------
                                    1,852,302       2,058,391
                                   ----------      ----------
NET LOSS FOR THE PERIOD  BEFORE TAXES AND
 OTHER                             (1,654,098)     (2,009,027)
Taxes                                   6,557           3,971
Other                                      --              --
                                   ----------      ----------
NET LOSS FOR THE PERIOD            (1,654,098)     (2,009,027)
DEFICIT   BEGINNING OF PERIOD     (13,384,800)    (10,907,767)
                                   ----------      ----------
DEFICIT   END OF PERIOD           (15,038,898)    (12,916,794)
                                   ==========      ==========

INTACTA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
(Unaudited)

                                               1999            1998

OPERATING ACTIVITIES
Net loss for the period                   (1,654,098)    (2,009,027)
Amortization of fixed assets                  73,788         58,477
Decrease (Increase) in accounts receivable    28,269        194,976
Decrease (Increase) in inventory              (8,704)       184,021
Increase (Decrease) in accounts payable       86,534       (299,763)
Increase (Decrease) in related party payables173,505         70,272
                                          ----------     ----------
                                          (1,300,706)    (1,801,044)
                                          ----------     ----------
INVESTING ACTIVITIES
Fixed assets                                 (14,880)       (71,780)
Deferred charges                              (7,831)        55,774
                                          ----------     ----------
                                             (22,711)       (16,006)
                                          ----------     ----------
FINANCING ACTIVITIES
Shareholder loans                         (1,232,000)    (7,264,659)
Capitalization of loans                      952,000      9,113,430
Shares issued on acquisition, net                 --      1,401,942
Notes payable                                     --       (990,000)
                                          ----------     ----------
                                            (280,000)     2,260,713
                                          ----------     ----------
INCREASE/(DECREASE) IN CASH DURING
  THE PERIOD                              (1,603,417)       443,663
CASH - BEGINNING OF PERIOD                 3,047,100        169,089
                                          ----------     ----------
CASH - END OF PERIOD                       1,443,683        612,752
                                         ==========      ==========

                  8,874,000 Shares To Be Sold
                    by Current Shareholders





                          Common Stock



                           PROSPECTUS






                                        , 2000



Dealer Prospectus Delivery Obligation:

Until               , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution.

                                                            Amount

Securities and Exchange Commission Registration Fee          5,646
Legal Fees and Expenese                                     50,000
Accounting Fees and Expenses                                10,000
Printing and Engraving Expenses                              3,000
Miscellaneous Expenses                                       5,000
                                                            ------
Total                                                       73,646
                                                            ======

Item 14.  Indemnification of Directors and Officers.

Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751, our Articles of Incorporation and bylaws provide for the indemnification of our officers and directors. Mandatory indemnification is required for present and former directors. However, the director must have conducted himself in good faith and reasonably believes that his conduct was in, or not opposed to, our best interests. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. Advances for expenses may be made if the director affirms in writing that he believes he has met the standards and that he will personally repay the expense if it is determined he did not meet the standards. We provide permissive indemnification for officers, employees or agents. Our Board must approve such indemnification and the standards and limitations are the same as for a director.

We will not indemnify a director or officer adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

Item 15.  Recent Sales of Unregistered Securities.

On November 8, 1997, the Company issued 4,000,000 shares of Common Stock on a private placement basis to seventeen institutional investors for an aggregate offering price of $600,000 in cash. The Company issued an additional 60,000 shares of Common Stock to two agents, West America and Christopher Dieterich, as payment for commissions and fees in connection with the offering.

On December 19, 1997, the Company issued 975,000 shares of Common Stock on a private placement basis to eight institutional investors for an aggregate offering price of $390,000 in cash.

On April 30, 1998, the Company issued 117,000 shares of Common Stock on a private placement basis to Gestibroker Consulting for an aggregate offering price of $351,000 in cash.

On May 12, 1998, the Company issued 33,000 shares of Common Stock on a private placement basis to Francis Pizzulli for an aggregate offering price of $99,000 in cash.

On May 31, 1998, pursuant to the terms of an Exchange Agreement between the Company and Corsa S.A. Holdings ("Corsa"), the Company issued 11,486,000 shares of Common Stock on a private placement basis to Corsa in exchange for the transfer of 100% of the outstanding shares of InfoImaging Technologies Inc., a Delaware corporation, and 99% of the outstanding shares of Fontech Ltd., an Israeli corporation, the current subsidiaries of the Company.

On December 31, 1998, the Company issued 1,000,000 shares of Common Stock on a private placement basis to MFC Merchant Bank S.A. for an aggregate offering price of $4,000,000 in cash. Pursuant to the terms of an Agency Agreement dated October 23, 1998, the Company paid $400,000 to Barons Financial Services (U.K.) Ltd., the agent for the offering.

On June 30, 1999, the Company issued 238,000 shares of common stock on a private placement basis to Valor Invest Limited in repayment of a loan of $952,000 pursuant to a loan conversion at the rate of $4.00 per share.

With the exception of the May 12, 1998 offer and sale of securities, the Company relied on the exclusion from registration provided by Regulation S under the Securities Act of 1933, as amended (the "Securities Act") in connection with the offer and sale of securities in the above transactions. In connection with the May 12, 1998 offer and sale of securities to Francis Pizzulli, the Company relied on the exemption from registration provided by Regulation D under the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules.

Exhibits

Exhibit No.         Description

3.1 Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc.

3.2            Bylaws of Intacta Technologies Inc.

4.1            Specimen Stock Certificate

5.1*           Opinion of Dorsey & Whitney LLP

10.1+ Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc.

10.2+ International Distributor Agreement dated September 20, 1997, between registrant and Orbit Company, Ltd.

10.3+ International Distributor Agreement dated June 28, 1996, between registrant and Rexton Corporation

10.4+ License Agreement dated May 31, 1997, between registrant and Brother Industries, Ltd.

10.5+ License Agreement dated April 29, 1997, between registrant and Brother Industries, Ltd.

10.6+ Authorized OEM Agreement dated August 6, 1996, between registrant and SmithMicro Software, Inc.

10.7 Sublease Agreement dated September 16, 1999 between Outdoor West, Inc. and registrant

10.8 Tenancy Agreement dated August 31, 1999 between Mrs. Hana Kimchi and Fontech Ltd. (English translation of original Hebrew agreement)

10.9 Shareholders Agreement dated May 31, 1998, among registrant, Valor Invest, Ltd. and Corsa SA Holdings

10.10          1998 Stock Option Plan

10.11 Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd.

10.12 Letter Agreement dated September 30, 1998, between registrant and Marco Genoni.

10.13          Agreement dated March 31, 1999, between registrant and Noel
               R. Bambrough.

21.1           List of subsidiaries of registrant

23.1           Consent of BDO Siedman, LLP

23.2*          Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1           Power of Attorney (included on signature page)

27.1           Financial Data Schedule

------------------
* To be filed by amendment.
+ Confidential treatment has been requested as to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

Financial Statement Schedules.

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

(4) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, province of British Columbia, on February 14, 2000.


                              Intacta Technologies Inc.


                              By:/s/ Altaf S. Nazerali
                                 Altaf S. Nazerali
                                 President, Chief Executive Officer and
                                 Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Altaf S. Nazerali and Ross Wilmot his or her attorney-in-fact and agent, with the full power of substitution and resubstitution and full power to act without the other, for them in any and all capacities, to sign any and all amendments, including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.





Signature                Title                                Date

/s/ Altaf S. Nazerali    President, Chief Executive Officer  February 14, 2000
Altaf S. Nazerali        and Director

/s/ Ross Wilmot          Vice President, Finance and         February 14, 2000
Ross Wilmot              Director

/s/ Yehoshua Sagi        Director                            February 14, 2000
Yehoshua Sagi

/s/ Noel Bambrough       Executive Vice President, Chief     February 14, 2000
Noel Bambrough           Operating Officer and Director

/s/ Menachem Tassa       Executive Vice President, Research  February 14, 2000
Menachem Tassa           and Development and Director

/s/ Yechiel Y. Sharabi   Director                            February 14, 2000
Yechiel Y. Sharabi

/s/ Amnon Shai           Director                            February 14, 2000
Amnon Shai

Exhibit Index

Exhibit No.    Description

3.1 Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc.

3.2       Bylaws of Intacta Technologies Inc.

4.1       Specimen Stock Certificate

5.1*      Opinion of Dorsey & Whitney LLP

10.1+ Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc.

10.2+ International Distributor Agreement dated September 20, 1997, between registrant and Orbit Company, Ltd.

10.3+ International Distributor Agreement dated June 28, 1996, between registrant and Rexton Corporation

10.4+ License Agreement dated May 31, 1997, between registrant and Brother Industries, Ltd.

10.5+ License Agreement dated April 29, 1997, between registrant and Brother Industries, Ltd.

10.6+ Authorized OEM Agreement dated August 6, 1996, between registrant and SmithMicro Software, Inc.


10.7 Sublease Agreement dated September 16, 1999 between Outdoor West, Inc. and registrant

10.8 Tenancy Agreement dated August 31, 1999 between Mrs. Hana Kimchi and Fontech Ltd. (English translation of original Hebrew agreement)

10.9 Shareholders Agreement dated May 31, 1998, among registrant, Valor Invest, Ltd. and Corsa SA Holdings

10.10     1998 Stock Option Plan

10.11 Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd.

10.12 Letter Agreement dated September 30, 1998, between registrant and Marco Genoni.

10.13     Agreement dated March 31, 1999, between registrant and Noel R.
          Bambrough.

21.1      List of subsidiaries of registrant

23.2      Consent of BDO Siedman, LLP

23.3*     Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1      Power of Attorney (included on signature page)

27.1      Financial Data Schedule

------------
* To be filed by amendment.
+ Confidential treatment has been requested as to certain portions of this exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.